AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 12, 1997

                                                REGISTRATION NO. 333-20231
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                               SCANSOURCE, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

     SOUTH CAROLINA                  5045                        57-0965380
    (STATE OR OTHER      (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
    JURISDICTION OF       CLASSIFICATION CODE NUMBER)        IDENTIFICATION NO.)
    INCORPORATION OR
     ORGANIZATION)

                            6 LOGUE COURT, SUITE G
                       GREENVILLE, SOUTH CAROLINA 29615
                                (864) 288-2432
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               JEFFERY A. BRYSON
                            CHIEF FINANCIAL OFFICER
                            6 LOGUE COURT, SUITE G
                       GREENVILLE, SOUTH CAROLINA 29615
                                (864) 288-2432
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE OF AGENT FOR SERVICE)

                               ----------------
                                  COPIES TO:
          G. MARCUS KNIGHT                          J. VAUGHAN CURTIS
 NEXSEN PRUET JACOBS & POLLARD, LLP                   ALSTON & BIRD
        FIRST UNION BUILDING                       ONE ATLANTIC CENTER
    1441 MAIN STREET, SUITE 1500               1201 WEST PEACHTREE STREET
   COLUMBIA, SOUTH CAROLINA 29201                ATLANTA, GA 30309-3424
       PHONE: (803) 253-8245                      PHONE: (404) 881-7000
     FACSIMILE: (803) 253-8277                  FACSIMILE: (404) 881-7777
                               ----------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the registration statement number of the earlier effective registration statement for the same offering: [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]
                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

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

+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A        +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT       +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                              +
+++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

              SUBJECT TO COMPLETION, DATED FEBRUARY 12, 1997

                    [LOGO OF SCANSOURCE APPEARS HERE]
                                2,000,000 SHARES

                                  COMMON STOCK

  All of the shares of Common Stock offered hereby are being offered by ScanSource, Inc. (the "Company"). On February 10, 1997, the last sale price of the Common Stock as reported on The Nasdaq National Market was $18.50 per share. See "Price Range of Common Stock." The Common Stock is traded on The Nasdaq National Market under the symbol "SCSC."

                                  ----------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING AT PAGE 6.

                                  ----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                                         UNDERWRITING
                                         PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                          PUBLIC          COMMISSIONS       COMPANY (1)
---------------------------------------------------------------------------------------
Per Share...........................  $                 $                 $
---------------------------------------------------------------------------------------
Total (2)...........................  $                 $                 $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Before deducting estimated expenses of $400,000 payable by the Company.

(2) The Company and certain selling shareholders (the "Selling Shareholders") have granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock solely to cover over-allotments, if any. If such over-allotment option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will
    be $    , $    , and $     , respectively, and the proceeds to be received
    by the Selling Shareholders will be $     . See "Principal and Selling
    Shareholders" and "Underwriting."

                                  ----------

  The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens
& Company"), in San Francisco, California, on or about       , 1997.

ROBERTSON, STEPHENS & COMPANY
                      THE ROBINSON-HUMPHREY COMPANY, INC.
                                                         WILLIAM BLAIR & COMPANY

                The date of this Prospectus is           , 1997.

                        [INSIDE FRONT COVER GRAPHICS]

ScanSource logo with supporting text: "A leader in the value-added wholesale distribution of specialty technology products exclusively to resellers"

Right hand side of page, vendor logos for: IBM, Metrologic, Zebra, Symbol, Datamax, Cherry, Cognitive Solutions, Epson, MMF, PSC, Monarch, MicroTouch, Intermec, Lucent Technologies, Eltron, Ithaca, Percon, StrandWare, Spectra-Physics

Left margin with supporting text: "Serving Multiple Commercial and Industrial Applications"

Right margin box with supporting text: "Representing the Leading Vendors of Auto-ID, Point-of-Sale, and Telephony Products"

Picture(s)      Caption                      Description of Picture
----------      -------                      ----------------------

    1       Inventory management       Person at a lumberyard

    2       Grocery Point-of-Sale      Retail store cashier

    3       Product identification     Person scanning a product

    4       Production control         Laboratory scene

    5       Retail Auto-ID             Person with handheld computer at a retail
                                         display rack

    6       Retail Point-of-Sale       Store cashier standing at countertop

  NO DEALER, SALES REPRESENTATIVE, OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS. ANY INFORMATION OR REPRESENTATIONS NOT HEREIN CONTAINED, IF GIVEN OR MADE, MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING SHAREHOLDER, OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME AFTER THE DATE HEREOF.

                                --------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    4
Risk Factors..............................................................    6
Use of Proceeds...........................................................   10
Price Range of Common Stock...............................................   10
Dividend Policy...........................................................   10
Capitalization............................................................   11
Selected Financial Data...................................................   12
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   13
Business..................................................................   19
Management................................................................   26
Certain Transactions......................................................   30
Principal and Selling Shareholders........................................   31
Description of Capital Stock..............................................   33
Shares Eligible for Future Sale...........................................   36
Underwriting..............................................................   37
Legal Matters.............................................................   38
Experts...................................................................   38
Additional Information....................................................   38
Index to Financial Statements ............................................  F-1

                                --------------

  "ScanSource" is a trademark of the Company. The Company also sells products and provides services under various trademarks, service marks, and trade names to which reference is made in this Prospectus that are the property of owners other than the Company. Such owners have reserved all rights with respect to their respective trademarks, service marks, and trade names.

  The Company's principal executive offices are located at 6 Logue Court, Suite G, Greenville, South Carolina 29615. The Company's telephone number is
(864) 288-2432.

  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10b-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the financial statements and notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Unless otherwise indicated, (i) all information in this Prospectus assumes the Underwriters' over-allotment option is not exercised and (ii) all references to the Company's fiscal years refer to the fiscal years ending on June 30 of each calendar year.

                                  THE COMPANY

  The Company is a leading value-added wholesale distributor of specialty technology products exclusively to resellers. The Company primarily distributes automatic-identification ("Auto-ID") and point-of-sale ("POS") products which interface with computer systems used to automate the collection, processing, and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling, and warehouse management. The Company currently markets more than 7,700 products from over 40 hardware and software vendors from its central warehouse in Memphis, Tennessee to approximately 5,900 reseller customers in the U.S. and Canada. From fiscal 1994 to fiscal 1996, the Company's net sales increased at an 86.0% compound annual rate to $55.7 million, while operating income increased at a 107.5% compound annual rate to $2.8 million.

  The Company's vendors include most of the leading Auto-ID and POS manufacturers, including Cherry Electrical, Cognitive Solutions, Datamax, Eltron, Epson America, IBM, Intermec, Ithaca Peripherals, Metrologic, Micro-Touch Systems, MMF Cash Drawer, Monarch Marking Systems, Percon, PSC, Spectra-Physics, StrandWare, Symbol Technologies, and Zebra Technologies. In addition to distributing Auto-ID and POS products, the Company recently entered into an agreement with Lucent Technologies, Inc. for the distribution of telephony products, including PBXs, key systems, telephone handsets, cabling, and voice mail.

  The Company's objective is to be a comprehensive source of specialty technology products and value-added services for resellers. The Company's business model features a sophisticated information system, streamlined management, and centralized distribution enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. In addition, the Company offers significant value-added services such as pre- and post-sale technical support, bundling of separate product assortments into solution kits, applications programming, systems integration, and project management services. The Company believes that its value-added services and targeted marketing programs provide it with significant competitive advantages and distinguish it from conventional wholesale distributors engaged primarily in order fulfillment.

  The markets for Auto-ID and POS products accounted for revenues in excess of $5 billion in 1996. The Auto-ID market experienced annual growth in excess of 15% from 1991 to 1996 and is expected to continue growing at an annual rate of approximately 14% through 2000. Other specialty technology products such as telephony may comprise even larger markets. In addition, the growth of the wholesale distribution channel has been aided by the evolution of specialty technology products. As these products move from proprietary to open-architecture systems, the end-user base becomes more fragmented. In order to service this fragmented market, both manufacturers and resellers increasingly rely on wholesale distributors to provide such functions as order fulfillment, delivery, inventory management, financing, technical support, and marketing.

  The Company's strategy is to capitalize on the continuing shift of specialty technology products toward wholesale distribution as well as the continuing expansion of certain specialty technology markets. Key elements of the Company's growth strategy include: (i) promoting the entry of additional resellers into its core markets; (ii) expanding vendor relationships; (iii) enhancing value-added service capabilities; (iv) entering additional specialty technology markets; and (v) pursuing selective acquisitions.

                                  THE OFFERING

Common Stock Offered by the Company......... 2,000,000 shares
Common Stock to be Outstanding after the
 Offering................................... 5,247,986 shares(1)
Use of Proceeds ............................ To repay bank indebtedness and for general corporate
                                             purposes, including working
                                             capital and possible acquisitions.
Nasdaq National Market Symbol............... SCSC

                             SUMMARY FINANCIAL DATA
                     (In thousands, except per share data)

                                                                 SIX MONTHS
                              FISCAL YEAR ENDED JUNE 30,     ENDED DECEMBER 31,
                            -------------------------------- ------------------
                            1993(2)   1994    1995    1996     1995      1996
                            -------  ------- ------- ------- --------- ---------
                                                                 (Unaudited)
STATEMENTS OF OPERATIONS
 DATA:
 Net sales................. $2,383   $16,089 $34,235 $55,670 $  23,277 $  42,110
 Gross profit..............    342     2,413   4,791   7,814     3,349     5,728
 Operating income (loss)...   (243)      645   1,580   2,776     1,091     2,130
 Gain from contract
  termination, net.........     --        --   1,000     200       200        --
 Net income (loss)(3)......   (243)      352   1,511   1,858       813     1,216
 Net income (loss) per
  share(3)................. $(0.31)  $  0.23 $  0.50 $  0.53 $    0.23 $    0.35
 Weighted average shares
  outstanding..............    773     1,663   3,271   3,560     3,552     3,478

                                                            DECEMBER 31, 1996
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(4)
                                                         -------- --------------
                                                               (Unaudited)
BALANCE SHEET DATA:
 Working capital........................................ $ 19,332        $48,643
 Total assets...........................................   37,987         67,298
 Total bank debt........................................    5,069             --
 Shareholders' equity...................................   16,652         51,032

--------

(1) Based on the number of shares outstanding at December 31, 1996. Excludes
    (i) 444,117 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.74 per share; (ii) 84,000 shares of Common Stock issuable upon exercise of outstanding unit purchase options at a weighted average exercise price of $5.75 per share; and (iii) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.00 per share. See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants and Unit Purchase Options."
(2) Fiscal 1993 consisted of approximately seven months from the Company's inception in December 1992.
(3) Excluding the net effect of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc., and the net effect of an additional warehouse relocation in May 1995, the Company's net income and net income per share for fiscal 1995 and 1996 and for the six months ended December 31, 1995 would have been $911,000, $1,738,000 and $693,000 and $0.32, $0.50 and $0.20, respectively. See "Certain Transactions."

(4) Adjusted to reflect the sale of 2,000,000 shares of Common Stock by the Company at an assumed public offering price of $18.50 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

  This Prospectus contains forward-looking statements relating to future events or the future financial performance of the Company, including statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Prospective investors are cautioned that such statements, which may be identified by words including "anticipates," "believes," "intends," "estimates," "expects," and similar expressions, are only predictions or estimations and are subject to known and unknown risks and uncertainties. In evaluating such statements, prospective investors should consider the various factors identified in this Prospectus, including matters set forth in "Risk Factors," which could cause actual events, performance or results to differ materially from those indicated by such statements.

                                 RISK FACTORS

  The securities offered hereby involve a high degree of risk. In addition to other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby.

DEPENDENCE ON VENDORS AND PRODUCT SUPPLY

  The Company's future success is highly dependent on its relationships with vendors. Sales of products from the Company's ten largest vendors accounted for 73.2% of net sales for fiscal 1996, and 76.5% of net sales for the six months ended December 31, 1996. Sales of products from the Company's two largest vendors, Symbol Technologies and IBM Corporation, accounted for 20.3% and 9.4%, respectively, of net sales for fiscal 1996, and 17.9% and 14.2%, respectively, of net sales for the six months ended December 31, 1996. From time to time, the Company experiences shortages in availability of some products from vendors. The Company's business is largely dependent upon the terms provided by its vendors. The Company's vendor agreements generally contain provisions for periodic renewals and for termination by the vendor without cause and typically upon short notice. Some of the Company's vendor agreements require minimum purchase amounts or the maintenance of a representative assortment of the vendor's full line of products. Such contract provisions could increase the Company's working capital requirements. Although the Company believes its vendor relationships are good, there can be no assurance that the Company's vendor relationships will continue as currently in effect. The loss or deterioration of the Company's relationship with a major vendor, the authorization by vendors of additional wholesale distributors, or the failure by the Company to establish good relationships with major new vendors could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business-- Products and Vendors."

  As is typical in its industry, the Company receives volume discounts and certain credits for market development from most of its vendors. These volume discounts directly affect the Company's gross profits. In addition, credits for market development are typically used to offset a portion of the Company's sales and marketing expenses. The Company is also dependent, in part, upon vendor financing for working capital requirements. No assurance can be given that vendor financing will continue to be available to the Company on satisfactory terms and conditions, if at all. Any change in the availability of these discounts or credits or the failure of the Company to obtain vendor financing on satisfactory terms and conditions could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business--Products and Vendors."

COMPETITION

  The markets in which the Company operates are highly competitive. Competition is based primarily on factors such as price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information. The Company's competitors include regional and national wholesale distributors, as well as hardware manufacturers (including most of the Company's vendors) that sell directly to resellers and to end-users. In addition, the Company competes with master resellers which sell to franchisees, third-party dealers, and end-users. Certain of the Company's current and potential competitors have significantly greater financial, technical, marketing, and other resources than the Company and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Additional competition could result in price reductions, reduced margins, and loss of market share by the Company. There can be no assurance that the Company will be able to compete successfully against current and future competitors or that future competitive pressures will not materially and adversely affect its business, financial condition, and results of operations. See "Business--Competition."

MANAGING GROWTH; RISK OF ENTERING NEW MARKETS

  The rapid growth of the Company's business has required it to make significant additions in personnel and has increased its working capital requirements. Such growth has resulted in new and increased responsibilities for management and has placed significant strain upon the Company's management, operating, financial, and technical resources. There can be no assurance that this strain will not have a material adverse effect on the Company's business, financial condition, and results of operations, nor can there be any assurance that the Company will be able to attract or retain competent personnel and improve its operational systems sufficiently to support the expansion of its operations. The Company's business requires significant levels of working capital to finance accounts receivable and product inventory that is not financed by its vendors. The Company may in the future require additional equity or debt financing to support its increased working capital needs in connection with any expansion of its business. Such financing may not be available on terms that are favorable to the Company, if at all. Also crucial to the Company's success will be its ability to achieve additional economies of scale in order to sustain its operating margins. There can be no assurance that the Company will be able to obtain adequate working capital or achieve such economies of scale, and the failure to do so could have a material adverse effect on the Company's business, financial condition, and results of operations.

  The Company's growth strategy also anticipates the entry into new product markets in which the Company has had no prior experience, such as its recent entry into the telephony market. The Company's distribution agreement with Lucent Technologies restricts its rights to sell certain telephony products manufactured by Lucent's competitors, which could impair the Company's competitive position in this market. The Company might also attempt to expand its business by engaging in strategic acquisitions or investments in complementary businesses. Expansion of the Company's existing product markets, entry into new product markets, or growth by such acquisitions or investments could divert the use of the Company's resources and systems, require additional resources that might not be available, result in new or more intense competition, require longer implementation times or greater start-up expenditures than anticipated, or otherwise fail to achieve the desired results in a timely fashion, if at all. There can be no assurance, therefore, that the Company will be able to expand its existing markets, compete successfully in any new product markets, or identify, complete, or integrate successfully any acquisitions or investments. The Company's ability to manage successfully its growth will require continued enhancement of its operational, management, and financial resources and controls. The Company's failure to manage effectively its growth could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business--Growth Strategy."

QUARTERLY FLUCTUATIONS IN NET SALES AND OPERATING RESULTS

  Net sales and operating results may fluctuate quarterly as a result of demand for the Company's products and services, the introduction of new hardware and software technologies, the introduction of new services by the Company and its competitors, changes in manufacturers' prices or price protection policies, changes in freight rates, disruption of warehousing or shipping channels, changes in the level of operating expenses, the timing of major marketing or other service projects, product supply shortages, inventory adjustments, changes in product mix, entry into new product markets, the timing of acquisitions or investments, difficulty in maintaining margins, and general competitive and economic conditions. In addition, a substantial portion of the Company's net sales in each quarter results from orders booked in such quarter. Accordingly, the Company believes that period-to-period comparisons of its operating results should not be relied upon as an indication of future performance. It is possible that in certain future periods, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the market price of the Common Stock would likely be materially and adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quarterly Results."

RISKS ASSOCIATED WITH INVENTORY MANAGEMENT

  The Company's business, like that of other wholesale distributors, is subject to the risk that the value of its inventory will be adversely affected by price reductions by manufacturers or by technological changes affecting the usefulness or desirability of its products inventory. It is the policy of most manufacturers of specialty technology products to protect distributors such as the Company from the loss in value of inventory due to technological change or reductions in the manufacturers' prices. Under the terms of most of the Company's agreements, vendors will generally credit the Company for inventory losses resulting from the vendor's price reductions if the Company complies with certain conditions. In addition, generally under such agreements, the Company has the right to return for credit or exchange for other products a portion of its slow moving or obsolete inventory items within designated periods of time. There can be no assurance that, in every instance, the Company will be able to comply with all necessary conditions or manage successfully such price protection or stock rotation opportunities, if available. Also, a manufacturer which elects to terminate a distribution agreement generally will repurchase its products carried in inventory. These industry practices are sometimes not included in written agreements and do not protect the Company in all cases from declines in inventory value, excess inventory, or product obsolescence. There can be no assurance that manufacturers will continue such practices or that the Company will be able to manage successfully its existing and future inventories. Historically, the Company has not experienced losses due to obsolete inventory materially in excess of established inventory reserves. Significant declines in inventory value in excess of established inventory reserves or dramatic changes in prevailing technology could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Products and Vendors."

  The Company is IBM's wholesale distributor of the "SureOne" line of POS products in the United States. At December 31, 1996, the Company had approximately 5,300 SureOne units in inventory at a cost of approximately $10 million. For the quarter ended December 31, 1996, the Company averaged sales of approximately 240 SureOne units per month. IBM recently approved a stock rotation of 3,200 units which IBM has indicated it will redirect to international markets. While the Company does not presently anticipate material losses on its SureOne inventory, there can be no assurance that losses or costs from similar inventory excesses will not occur in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 13 of Notes to Financial Statements.

DEPENDENCE ON SENIOR MANAGEMENT

  The success of the Company is largely dependent on the skills, experience and efforts of its senior management, particularly Steven H. Owings, Chief Executive Officer, Michael L. Baur, President, and Jeffery A. Bryson, Chief Financial Officer. The Company has entered into employment agreements with each of Messrs. Owings, Baur, and Bryson, which expire on June 30, 1999. The Company also has obtained "key person" insurance policies on the lives of Mr. Owings and Mr. Baur, each in the amount of $1 million. The loss of services of any of these named individuals could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Management."

DEPENDENCE ON CENTRALIZED FUNCTIONS

  The Company distributes products from a single warehouse located in Memphis, Tennessee and manages its operations through a single information system based in Greenville, South Carolina. Repair, replacement, or relocation of such centralized functions could be costly or untimely. Although the Company has business interruption insurance, an uninsurable loss from electrical or telephone failure, fire or other casualty, or other disruption could have a material adverse effect on the Company's business, financial condition, and results of operations. The Company's use of a single warehouse also makes the Company more vulnerable to dramatic changes in freight rates than a competitor with multiple, geographically dispersed warehouse sites. Losses in excess of insurance coverage, an uninsurable loss, or changes in freight rates could have a material adverse effect on the Company's business, financial condition, and results of operations. See "Business--Operations."

DEPENDENCE ON THIRD-PARTY SHIPPERS

  The Company presently ships virtually all products from Memphis, Tennessee by Federal Express ("FedEx") or United Parcel Service ("UPS"). Changes in shipping terms, or the inability of these third-party shippers to perform effectively, could have a material adverse effect on the Company's business, financial condition, and results of operations. There can be no assurance that the Company can maintain favorable shipping terms or replace such shipping services on a timely or cost-effective basis. See "Business--Operations" and "Certain Transactions."

SIGNIFICANT FLEXIBILITY IN APPLYING NET PROCEEDS FROM OFFERING

  The Company has not designated any specific use for a substantial portion of the net proceeds from the sale of Common Stock offered by the Company hereby. Accordingly, management will have significant flexibility in applying the net proceeds from this offering. The Company's net income per share will be diluted as a result of this offering, and failure to utilize effectively the net proceeds of this offering within a reasonable period of time may delay the Company's ability to compensate for such dilution through increased profitability, if at all, which could have a material adverse effect on the market price of the Common Stock. See "Use of Proceeds."

POSSIBLE VOLATILITY OF STOCK PRICE

  The market price of the Common Stock may be subject to wide fluctuations in response to quarterly variations in operating results, general market movements, and other events or factors. In addition, in recent years the stock markets in general, and technology-related stocks in particular, have experienced price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Common Stock. See "Price Range of Common Stock."

SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have outstanding 5,247,986 shares of Common Stock (5,507,386 shares if the Underwriters' over-allotment option is exercised in full). Of these outstanding shares, the 1,150,000 shares of Common Stock sold in the Company's initial public offering in March 1994, the approximately 1,150,000 shares issued pursuant to the subsequent redemption of warrants granted in the initial public offering and the 2,000,000 shares offered hereby (2,300,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act") other than by "affiliates" of the Company, as that term is defined in Rule 144 under the Securities Act. The remaining shares of Common Stock outstanding after completion of this offering were issued in private transactions and are eligible for sale in the public markets at prescribed times, subject to compliance with an exemption from the registration requirements of the Securities Act, such as Rule 144 or Rule 144A. The Company and holders of 409,500 shares of Common Stock (including all shares beneficially owned by the Company's officers and directors) have agreed that they will not sell any shares of Common Stock for 90 days from the date of this Prospectus without the prior written consent of Robertson, Stephens & Company. The holders of certain unit purchase options, representing rights to acquire 84,000 shares of Common Stock, are entitled to have their shares registered at the expiration of such 90-day period. Also, holders of an additional 385,000 shares of Common Stock have agreed to similar restrictions for 60 days from the date of this Prospectus. Sales of a substantial number of shares of the Common Stock in the public market following this offering could adversely affect the prevailing market price of the Common Stock and could impair the Company's ability to raise additional equity capital. See "Management--Recent Option Grants" and "--Stock Option Plans," "Description of Capital Stock," "Shares Eligible for Future Sale," and "Underwriting."

ANTI-TAKEOVER EFFECTS OF PREFERRED STOCK AND OTHER PROVISIONS

  The Board of Directors has the authority to issue up to 3,000,000 shares of Preferred Stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the shareholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any shares of Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. Issuance of additional shares of Common Stock or Preferred Stock could also result in the dilution of the voting power of the Common Stock purchased in this offering. In addition, the Board of Directors is authorized by the Articles of Incorporation to consider all relevant factors, including the effect on employees, customers, vendors, and other constituencies, and the future value of the Company as a going concern, in evaluating any proposed tender offer, merger, sale of assets, or similar extraordinary transaction. Such authority of the Board of Directors may tend to discourage attempts by third parties to acquire the Company and may adversely affect the price that a potential purchaser would be willing to pay for the Common Stock. See "Description of Capital Stock."

                                USE OF PROCEEDS

  The net proceeds from the sale of 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.50 per share are estimated to be approximately $34.4 million ($38.6 million if the Underwriters' over-allotment option is exercised in full). The Company anticipates that the net proceeds will be used first to repay the Company's outstanding bank debt, with the remaining proceeds used for general corporate purposes, including working capital and possible strategic acquisitions or investments in complementary businesses. The Company is not currently a party to any agreements or understandings with respect to any such acquisitions or investments. There can be no assurance that any acquisitions or investments can be completed on terms favorable to the Company, if at all. See "Risk Factors--Significant Flexibility in Applying Net Proceeds from Offering."

  At December 31, 1996, the Company's bank debt balance was approximately $5.1 million bearing interest at a floating 30-day LIBOR rate, plus 2.00% to 2.65%, depending upon the Company's debt-to-net worth ratio. At December 31, 1996, the interest rate was 7.66%.

  Pending the foregoing uses, the net proceeds will be invested in short-term, investment grade securities, certificates of deposit, or direct or guaranteed obligations of the U.S. government.

                          PRICE RANGE OF COMMON STOCK

  The following table sets forth, for the periods indicated, the high and low bid quotations on The Nasdaq SmallCap Market and the high and low closing prices on The Nasdaq National Market. On October 11, 1995, the Common Stock ceased trading on The Nasdaq SmallCap Market and commenced trading on The Nasdaq National Market under the symbol "SCSC." The Nasdaq SmallCap Market quotations reflect inter-dealer quotations, without adjustment for retail work-ups, mark-downs, or commissions and may not necessarily represent actual transactions.

                                        THE NASDAQ               THE NASDAQ
                                     NATIONAL MARKET           SMALLCAP MARKET
                                     --------------------     -----------------
                                       HIGH         LOW         HIGH     LOW
                                     --------     -------     -------- --------
Fiscal 1995                                                   $  9 5/8 $  7 3/4
 First quarter......................                             9 3/8    8 1/4
 Second quarter.....................                            10 1/4    8 1/2
 Third quarter......................                             9 7/8    8 5/8
 Fourth quarter.....................
Fiscal 1996
 First quarter......................                            13 1/4    9 1/4
 Second quarter.....................  $     17     $    11      12 1/2   11 1/4
 Third quarter......................       16 5/8      12 1/2
 Fourth quarter.....................       15 1/2      13 1/4
Fiscal 1997
 First quarter......................        14         10 3/4
 Second quarter.....................        16         12 3/4
 Third quarter (through February 10,
  1997).............................       18 1/2      15 3/8

  On February 10, 1997, the closing price of the Common Stock on The Nasdaq National Market was $18.50 per share. On February 10, 1997, there were 50 shareholders of record of Common Stock.

                                DIVIDEND POLICY

  The Company has never declared or paid cash dividends on its Common Stock and it is currently the intention of the Board of Directors not to pay cash dividends in the foreseeable future. The Company plans to retain earnings, if any, to finance its operations.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1996, and as adjusted to reflect the receipt and application of the net proceeds from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby at an assumed public offering price of $18.50 per share:

                                                            DECEMBER 31, 1996
                                                           --------------------
                                                            ACTUAL  AS ADJUSTED
                                                           -------- -----------
                                                              (In thousands)
Long-term obligations.....................................  $ 5,069   $    --
Shareholders' equity:
 Preferred Stock, no par value; 3,000,000 shares
  authorized;
  none issued or outstanding..............................       --        --
 Common Stock, no par value; 10,000,000 shares authorized;
  3,247,986 shares issued and outstanding; and
  5,247,986 shares issued and outstanding, as adjusted(1).   11,958    46,338
Retained earnings.........................................    4,694     4,694
                                                           --------   -------
 Total shareholders' equity...............................   16,652    51,032
                                                           --------   -------
  Total capitalization.................................... $ 21,721   $51,032
                                                           ========   =======

--------

(1) Based on the number of shares outstanding at December 31, 1996. Excludes
    (i) 444,117 shares of Common Stock issuable upon exercise of outstanding options at a weighted average exercise price of $11.74 per share; (ii) 84,000 shares of Common Stock issuable upon exercise of outstanding unit purchase options at a weighted average exercise price of $5.75 per share; and (iii) 100,000 shares of Common Stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.00 per share. See "Management--Stock Option Plans" and "Description of Capital Stock--Warrants and Unit Purchase Options."

                            SELECTED FINANCIAL DATA

  The following table sets forth certain selected financial information data, which should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere herein. The following selected financial data for the seven months ended June 30, 1993 and for each of the years in the three-year period ended June 30, 1996 have been derived from the financial statements of the Company audited by KPMG Peat Marwick LLP, independent accountants. The audited financial statements of the Company for the three-year period ended June 30, 1996 are included elsewhere herein. The statements of operations data for the six months ended December 31, 1995 and 1996 and the balance sheet data at December 31, 1996 are unaudited but have been prepared on the same basis as the audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for such periods. The results of operations for the six months ended December 31, 1996 are not necessarily indicative of results to be expected for any future period or year.

                                                                SIX MONTHS
                            FISCAL YEAR ENDED JUNE 30,      ENDED DECEMBER 31,
                          --------------------------------- -------------------
                          1993(1)  1994     1995     1996     1995      1996
                          ------- -------  -------  ------- --------- ---------
                                 (In thousands, except per share data)
STATEMENTS OF OPERATIONS
DATA:
 Net sales..............  $2,383  $16,089  $34,235  $55,670 $  23,277 $  42,110
 Cost of goods sold.....   2,041   13,676   29,444   47,856    19,928    36,382
                          ------  -------  -------  ------- --------- ---------
 Gross profit...........     342    2,413    4,791    7,814     3,349     5,728
 Selling, general and
 administrative
 expenses...............     578    1,718    3,128    4,955     2,217     3,557
 Amortization of
 intangibles............       7       50       83       83        41        41
                          ------  -------  -------  ------- --------- ---------
    Total operating
    expenses............     585    1,768    3,211    5,038     2,258     3,598
                          ------  -------  -------  ------- --------- ---------
 Operating income
 (loss).................    (243)     645    1,580    2,776     1,091     2,130
 Gain from contract
 termination, net.......      --       --    1,000      200       200        --
 Other income (expense),
 net(2).................       5     (150)     (72)      75        45      (169)
                          ------  -------  -------  ------- --------- ---------
    Total other income
    (expense)...........       5     (150)     928      275       245      (169)
                          ------  -------  -------  ------- --------- ---------
 Income (loss) before
 income taxes...........    (238)     495    2,508    3,051     1,336     1,961
 Income taxes...........       5      143      997    1,193       523       745
                          ------  -------  -------  ------- --------- ---------
 Net income (loss)(3)...  $ (243) $   352  $ 1,511  $ 1,858   $   813   $ 1,216
                          ======  =======  =======  ======= ========= =========
 Net income (loss) per
 share(3)...............  $(0.31) $  0.23  $  0.50  $  0.53 $    0.23 $    0.35
                          ======  =======  =======  ======= ========= =========
 Weighted average shares
 outstanding............     773    1,663    3,271    3,560     3,552     3,478

                                        AS OF JUNE 30,                 AS OF
                                ------------------------------      DECEMBER 31,
                                 1993   1994    1995    1996            1996
                                ------ ------- ------- -------      ------------
                                              (In thousands)
BALANCE SHEET DATA:
 Working capital............... $  216 $ 4,888 $ 6,530 $17,061          $19,332
 Total assets..................  2,017   6,740  13,939  28,742           37,987
 Total bank debt...............    120      --   1,200   3,779            5,069
 Total shareholders' equity....    212   4,751   6,396  15,413           16,652

--------
(1) Fiscal 1993 consisted of approximately seven months from the Company's inception in December 1992.
(2) Includes net interest income (expense) and net other income (expense).

(3) Excluding the net effect of a one-time gain from a contract termination payment by Gates/FA Distributing, Inc. and the net effect of an additional warehouse relocation in May 1995, the Company's net income and net income per share for fiscal 1995 and 1996 and for the six months ended December 31, 1995 would have been $911,000, $1,738,000 and $693,000, and $0.32, $0.50 and
    $0.20, respectively.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus. This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Financial Statements and the Notes thereto included elsewhere in this Prospectus.

OVERVIEW

  The Company was incorporated in December 1992 as a joint venture with Gates/FA Distributing, Inc. ("Gates"), a distributor of personal computer products. The Company began as a distributor of Auto-ID products, including bar code scanners and bar code label printers, but rapidly expanded into the distribution of POS products, initially in April 1993 through the acquisition of Alpha Data Systems ("Alpha Data"), a POS distributor. In July 1994, the Company acquired MicroBiz Corp. ("MicroBiz"), another POS distributor. In March 1994, the Company completed an initial public offering, and in March 1996, it purchased Gates' remaining interest in the Company.

  From fiscal 1994 to fiscal 1996, net sales increased at a compound annual rate of 86.0% to $55.7 million, while over the same period operating income increased at a 107.5% compound annual rate to $2.8 million. Growth in net sales has been principally driven by competitive product pricing, selective expansion of its product line, intensive marketing efforts to the reseller channel, and strategic acquisitions. Results for fiscal 1995 and 1996 benefitted significantly from expanded marketing efforts to recruit new reseller customers and from the addition of significant new vendor relationships. Net sales for fiscal 1995 were enhanced by the addition of Epson America's receipt printers, Zebra Technologies' bar code label printers, and Micro-Touch's POS touch screen monitors. In fiscal 1996, the Company established Transition Marketing, a joint venture including Globelle Corporation, a large international distributor of personal computer products. The primary purpose of this joint venture is to enhance the Company's market presence through the sponsorship of regional quarterly trade shows to showcase Auto-ID and POS hardware and software solutions for reseller customers.

  The Company's operating income growth has historically been driven by increasing gross profit and disciplined control of operating expenses. The Company's business model features a sophisticated information system, streamlined management, and centralized distribution, enabling it to achieve the economies of scale necessary for cost-effective order fulfillment. As the Company's markets have grown, pricing pressures have been mitigated by increased purchasing discounts earned through volume purchases from manufacturers. From its inception, the Company has tightly managed its general and administrative expenses by maintaining strong internal controls. Historically, general and administrative expenses have decreased as a percentage of net sales. However, this decline has been offset by higher marketing costs, including the establishment of a business development team to enhance POS market penetration, the organization of the Professional Services Group to serve the needs of Auto-ID customers, and investments related to Transition Marketing and its "Solutions USA" trade shows for the benefit of its reseller customers.

  The Company's operating results for fiscal 1995 and 1996 were impacted by:
(i) a one-time gain of $1.3 million (net of $100,000 of relocation expenses) resulting from the September 1994 termination of warehousing operations provided by Gates, which was recognized ratably over a one-year period ending in August 1995; and (ii) $100,000 in additional relocation expenses related to a subsequent move of the Company's warehouse to its present location in May 1995. The net effect of these transactions was to increase net income by $600,000 in fiscal 1995 and by $120,000 in fiscal 1996. Excluding these amounts, net income and net income per share for fiscal 1995 and 1996 would have been $911,000 and $1.7 million and $0.32 and $0.50, respectively.

RESULTS OF OPERATIONS

  The following table sets forth for the periods indicated certain income and expense items as a percentage of net sales:

                                                               SIX MONTHS
                             FISCAL YEAR ENDED JUNE 30,    ENDED DECEMBER 31,
                             ----------------------------  --------------------
                               1994      1995      1996      1995       1996
                             --------  --------  --------  ---------  ---------
Net sales..................     100.0%    100.0%    100.0%     100.0%     100.0%
Cost of goods sold.........      85.0      86.0      86.0       85.6       86.4
                             --------  --------  --------  ---------  ---------
Gross profit...............      15.0      14.0      14.0       14.4       13.6
Selling, general and admin-
 istrative expenses........      10.7       9.2       8.9        9.5        8.4
Amortization of intangi-
 bles......................       0.3       0.2       0.1        0.2        0.1
                             --------  --------  --------  ---------  ---------
  Total operating expenses.      11.0       9.4       9.0        9.7        8.5
                             --------  --------  --------  ---------  ---------
Operating income...........       4.0       4.6       5.0        4.7        5.1
Gain from contract termina-
 tion, net.................        --       2.9       0.4        0.8         --
Other income (expense),
 net.......................      (0.9)     (0.2)      0.1        0.2       (0.4)
                             --------  --------  --------  ---------  ---------
  Total other income (ex-
   pense)..................      (0.9)      2.7       0.5        1.0       (0.4)
                             --------  --------  --------  ---------  ---------
Income (loss) before income
 taxes.....................       3.1       7.3       5.5        5.7        4.7
Income taxes...............       0.9       2.9       2.2        2.2        1.8
                             --------  --------  --------  ---------  ---------
Net income.................       2.2%      4.4%      3.3%       3.5%       2.9%
                             ========  ========  ========  =========  =========

COMPARISON OF SIX MONTHS ENDED DECEMBER 31, 1996 AND 1995

  Net Sales. Net sales consist of sales of Auto-ID and POS products billed to customers when shipped, net of sales discounts and returns. Net sales for the six months ended December 31, 1996 increased by 80.9% to $42.1 million from $23.3 million for the comparable prior year period. Growth in net sales resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line, and increased marketing efforts to Auto-ID and POS resellers.

  Gross Profit. Cost of sales is comprised of purchase costs, net of early payment, volume discounts, and product freight. Gross profit as a percentage of net sales is affected by several factors including the mix of high margin and low margin products and the proportion of large orders on which the Company extends volume discounts to resellers.

  Gross profit for the six months ended December 31, 1996 increased by 71.0% to $5.7 million from $3.3 million for the comparable prior year period. Gross profit as a percentage of net sales for the six months ended December 31, 1996 was 13.6% as compared to 14.4% for the comparable prior year period. Gross profit as a percentage of net sales decreased as a result of a greater mix of lower margin products as well as volume discounts provided to resellers on large orders.

  Operating Expenses. Operating expenses include commissions paid to sales representatives; compensation paid to marketing, technical, and administrative personnel; the costs of marketing programs to reach resellers; telephone expense; a provision for bad debt losses; costs associated with the Professional Services Group; and amortization of intangibles. Fluctuations in operating expenses as a percentage of net sales can result from the amount of value-added services which accompany higher or lower gross margin sales; planned expenditures by the Company for additional marketing programs and for hiring additional technical support personnel; and general and administrative efficiencies gained through higher sales volumes and accompanying economies of scale.

  Operating expenses for the six months ended December 31, 1996 increased by 59.3% to $3.6 million from $2.3 million for the comparable prior year period. Operating expenses as a percentage of net sales were 8.5% for the six months ended December 31, 1996 as compared to 9.7% for the comparable prior year period. The decrease in operating expenses as a percentage of net sales for the six months ended December 31, 1996 resulted from efficiencies gained through increased sales volumes.

  Operating Income. Operating income for the six months ended December 31, 1996 increased by 95.2% to $2.1 million from $1.1 million for the comparable prior year period, driven by higher net sales, as well as a reduction of operating expenses as a percentage of net sales. Operating income as a percentage of net sales increased to 5.1% from 4.7% for the comparable prior year period.

  Total Other Income (Expense). Total other income (expense) consists of interest income (expense), net, and gain from contract termination, net of expenses related to warehouse relocations. Net interest expense for the six months ended December 31, 1996 was $144,000 as compared to $45,000 of net interest income for the comparable prior year period. Higher net interest expense resulted from the Company's use of its line of credit to fund higher inventory levels. Interest income for the six months ended December 31, 1995 resulted from earnings on invested proceeds from Common Stock issued in connection with warrant exercises through September 1995. The Company recognized $200,000 as other income for the six months ended December 31, 1995 associated with the Gates contract termination. This amount constituted the final portion of the gain from contract termination.


  Income Taxes. For the six month periods ended December 31, 1996 and 1995, the Company's effective tax rate was 38.0% and 39.1%, respectively.

  Net Income. Net income for the six months ended December 31, 1996 increased by 49.6% to $1.2 million from $813,000 for the comparable prior year period as a result of increased operating income, offset by higher interest expense. Net income as a percentage of net sales for the six months ended December 31, 1996 was 2.9% as compared to 3.5% for the comparable prior year period. Excluding the effect of the Gates contract termination payment, net income for the six months ended December 31, 1996 would have increased by 75.5% to $1.2 million, or 2.9% of net sales, from $693,000, or 3.0% of net sales, for the comparable prior year period.

COMPARISON OF FISCAL YEARS ENDED JUNE 30, 1996, 1995, AND 1994

  Net Sales. Net sales increased by 62.6% to $55.7 million in fiscal 1996 from $34.2 million in fiscal 1995, and by 112.8% from $16.1 million in 1994. Net sales growth in each period resulted primarily from additions to the Company's sales force, competitive product pricing, selective expansion of its product line, and increased marketing efforts to the reseller channel.

  Gross Profit. Gross profit increased by 63.1% to $7.8 million in fiscal 1996 from $4.8 million in fiscal 1995, and by 98.5% from $2.4 million in fiscal 1994. Gross profit as a percentage of net sales was 14.0% in fiscal 1996 and 1995, and 15.0% in fiscal 1994. This decrease in gross profit as a percentage of net sales in fiscal 1995 was a result of a greater mix of lower margin products as well as volume discounts provided to resellers on large orders.

  Operating Expenses. Operating expenses increased by 56.9% to $5.0 million in fiscal 1996 from $3.2 million in fiscal 1995, and by 81.6% from $1.8 million in fiscal 1994. Operating expenses as a percentage of net sales declined to 9.0% in 1996, from 9.4% in 1995 and 11.0% in fiscal 1994. The decrease in operating expenses as a percentage of net sales resulted from efficiencies gained through increased sales volumes.

  Operating Income. Operating income increased by 75.7% to $2.8 million in fiscal 1996 from $1.6 million in fiscal 1995, and by 145.0% from $645,000 in fiscal 1994, driven by higher net sales, as well as a reduction in operating expenses as a percentage of net sales. Operating income as a percentage of net sales increased to 5.0% in fiscal 1996, from 4.6% in fiscal 1995 and 4.0% in fiscal 1994.

  Total Other Income (Expense). Net interest income for fiscal 1996 was $87,000 from earnings on the investment of proceeds from the issuance of Common Stock pursuant to exercises of warrants through September 1995. Net interest expense for fiscal 1995 decreased to $65,000 from $134,000 for fiscal 1994. This decrease resulted primarily from the application of proceeds from the Company's March 1994 initial public offering, which allowed the Company to maintain adequate inventory while minimizing line of credit use and related interest charges throughout fiscal 1995.

  The Company recognized $200,000 in fiscal 1996 and $1.1 million in fiscal 1995 (net of $100,000 of warehouse relocation expenses) as other income associated with the Gates contract termination. The Company incurred additional warehouse relocation expenses of $100,000 in fiscal 1995 which is reflected in the gain from contract termination, net.

  Income Taxes. Income tax expense was $1.2 million, $997,000 and $143,000, in fiscal 1996, 1995, and 1994, respectively, reflecting an effective tax rate of 39.1%, 39.8%, and 28.9%, respectively. These provisions are based upon the Federal tax rate of 34.0% and reflect the impact of state taxes and credits for net operating loss carry-forwards in fiscal 1994.

  Net Income. Net income increased by 23.0% to $1.9 million in fiscal 1996 from $1.5 million in fiscal 1995, and by 329.3% from $352,000 in fiscal 1994. Net income as a percentage of net sales was 3.3% for fiscal 1996, 4.4% for fiscal 1995, and 2.2% for fiscal 1994. Without the effect of the Gates contract termination payment and the additional May 1995 warehouse relocation, net income for fiscal 1996 would have increased by 90.8% to $1.7 million, or 3.1% of net sales, from $911,000, or 2.7% of net sales in fiscal 1995, and by 158.8% from $352,000, or 2.2% of net sales in fiscal 1994.

QUARTERLY RESULTS

  The following tables set forth certain unaudited quarterly financial data and such data expressed as a percentage of net sales. The information has been derived from unaudited financial statements that, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such quarterly information. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

                                             THREE MONTHS ENDED
                          ----------------------------------------------------------
                          SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                            1995      1995      1996      1996      1996      1996
                          --------- --------  --------  --------  --------- --------
                                   (In thousands, except per share data)
Net sales...............   $10,788  $12,489   $14,355   $18,038    $19,673  $22,437
Cost of goods sold......     9,211   10,716    12,290    15,639     16,975   19,407
                           -------  -------   -------   -------    -------  -------
Gross profit............     1,577    1,773     2,065     2,399      2,698    3,030
Selling, general and ad-
 ministrative expenses..     1,053    1,164     1,270     1,468      1,668    1,889
Amortization of intangi-
 bles...................        21       21        21        20         20       21
                           -------  -------   -------   -------    -------  -------
  Total operating ex-
   penses...............     1,074    1,185     1,291     1,488      1,688    1,910
                           -------  -------   -------   -------    -------  -------
Operating income .......       503      588       774       911      1,010    1,120
Gain from contract ter-
 mination, net..........       200       --        --        --         --       --
Other income (expense),
 net....................        (6)      51        30        --        (81)     (88)
                           -------  -------   -------   -------    -------  -------
  Total other income
   (expense)............       194       51        30        --        (81)     (88)
                           -------  -------   -------   -------    -------  -------
Income before income
 taxes..................       697      639       804       911        929    1,032
Income taxes............       274      249       315       355        353      392
                           -------  -------   -------   -------    -------  -------
Net income .............   $   423  $   390   $   489   $   556    $   576  $   640
                           =======  =======   =======   =======    =======  =======
Net income per share....   $  0.13  $  0.11   $  0.13   $  0.16    $  0.17  $  0.18
                           =======  =======   =======   =======    =======  =======
Weighted average shares
 outstanding............     3,412    3,693     3,670     3,466      3,455    3,493
                                             THREE MONTHS ENDED
                          ----------------------------------------------------------
                          SEPT. 30, DEC. 31,  MAR. 31,  JUNE 30,  SEPT. 30, DEC. 31,
                            1995      1995      1996      1996      1996      1996
                          --------- --------  --------  --------  --------- --------
Net sales...............     100.0%   100.0%    100.0%    100.0%     100.0%   100.0%
Cost of goods sold......      85.4     85.8      85.6      86.7       86.3     86.5
                           -------  -------   -------   -------    -------  -------
Gross profit............      14.6     14.2      14.4      13.3       13.7     13.5
Selling, general and ad-
 ministrative expenses..       9.8      9.3       8.8       8.1        8.5      8.4
Amortization of intangi-
 bles...................       0.2      0.2       0.2       0.1        0.1      0.1
                           -------  -------   -------   -------    -------  -------
  Total operating ex-
   penses...............      10.0      9.5       9.0       8.2        8.6      8.5
                           -------  -------   -------   -------    -------  -------
Operating income .......       4.6      4.7       5.4       5.1        5.1      5.0
Gain from contract ter-
 mination, net..........       1.9       --        --        --         --       --
Other income (expense),
 net....................      (0.1)     0.4       0.2        --       (0.4)    (0.4)
                           -------  -------   -------   -------    -------  -------
  Total other income
   (expense)............       1.8      0.4       0.2        --       (0.4)    (0.4)
                           -------  -------   -------   -------    -------  -------
Income before income
 taxes..................       6.4      5.1       5.6       5.1        4.7      4.6
Income taxes............       2.5      2.0       2.2       2.0        1.8      1.7
                           -------  -------   -------   -------    -------  -------
Net income .............       3.9%     3.1%      3.4%      3.1%       2.9%     2.9%
                           =======  =======   =======   =======    =======  =======

LIQUIDITY AND CAPITAL RESOURCES

  The Company financed its initial operating requirements and growth through private financings totalling $500,000. In March 1994, the Company completed an initial public offering of units consisting of Common Stock and warrants, which provided the Company with net proceeds of approximately $4.6 million. In September 1995, the Company also received net proceeds of approximately $6.3 million from Common Stock issued upon the exercise of warrants.

  In October 1995, the Company entered into a revolving credit facility with Branch Banking and Trust Company ("BB&T") which allowed for borrowings of up to $8.0 million at an interest rate equal to the 30-day LIBOR rate plus 2.35%. The borrowing base available under the line of credit was limited to 80% of eligible accounts receivable and 40% of non-IBM inventory. A lien on accounts receivable and inventory secured the line of credit. At June 30, 1996, the interest rate on the line was 7.98%, the borrowing base exceeded $8.0 million, and the outstanding balance was $3.8 million, leaving $4.2 million of credit availability.

  In November 1996, the Company renegotiated the BB&T line of credit to allow borrowings of up to $15.0 million at an interest rate equal to the 30-day LIBOR rate plus a rate varying from 2.00% to 2.65% tied to the Company's debt-to-net worth ratio ranging from 1:1 to 2:1. This line of credit extends to October 31, 1998. Other terms of the line of credit remain essentially the same. At December 31, 1996, the interest rate on the line was 7.66%, and the outstanding balance was $5.1 million, on a borrowing base of $12.2 million, leaving $7.1 million of credit availability.

  A lien on the Company's IBM accounts receivable and inventory secure its trade payable to IBM Credit Corporation under an agreement for wholesale financing signed in April 1996. This arrangement also grants IBM Credit a lien on the Company's non-IBM accounts receivable and inventory which is subordinated to the BB&T lien.

  For the six months ended December 31, 1996, operating activities used cash in the amount of $973,000. For this period, cash was used to fund a $1.3 million increase in receivables and a $7.6 million increase in inventory, net of a corresponding $7.3 million increase in trade accounts payable. For fiscal 1996, net cash in the amount of $8.3 million was used in operating activities, compared to $1.8 million for fiscal 1995. The increase in cash used in operations was primarily the result of higher inventory and receivables, which was partially offset by growth in trade payables to vendors. Cash used in operating activities for fiscal 1995 would have been $2.5 million excluding the receipt of $650,000 in September 1994 of the $1.4 million Gates agreed to pay to the Company in connection with the contract termination. In March 1996, the Company collected the remaining $750,000 from Gates.

  For the six months ended December 31, 1996, investing activities consisted of $340,000 of capital expenditures. Cash used in investing activities for fiscal 1996 was $904,000 and included $659,000 for certain capital expenditures and payments of $202,000 to MicroBiz in connection with the acquisition. Cash used in investing activities for fiscal 1995 was $1.4 million and consisted of $669,000 for capital expenditures, and payments of $120,000 to a former shareholder of Alpha Data and $629,000 to MicroBiz.

  For the six months ended December 31, 1996, cash provided by financing activities was $1.3 million, consisting of borrowings under the Company's line of credit. Cash provided by financing activities for fiscal 1996 was $9.0 million, consisting of $2.6 million in net advances under the line of credit, $6.8 million in net proceeds from the issuance of Common Stock pursuant to exercises of warrants and a portion of a prior underwriter's unit purchase options, and $552,000 in net proceeds from the issuance of Common Stock pursuant to exercise of certain other options. A portion of these proceeds was used in September 1995 to repay $1.2 million of indebtedness under the Company's line of credit. In March 1996, the Company exercised its call option to repurchase 250,000 shares of Common Stock from Gates for $875,000. Cash provided by financing activities for fiscal 1995 was $1.3 million, consisting of $1.2 million in borrowings under the line of credit and $134,000 in net proceeds from the issuance of Common Stock pursuant to exercises of warrants and a portion of a prior underwriter's unit purchase options.

  The Company believes that the net proceeds from this offering, together with the existing bank line of credit, vendor financing, and cash flow from operations, will be sufficient to meet its cash requirements for at least the next 18 months.

BACKLOG

  The Company does not consider backlog to be material to its business. Virtually all orders are filled within 24 hours of receipt.

NEW ACCOUNTING STANDARDS

  In October 1995, the Financial Accounting Standard Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 was effective for fiscal years beginning after December 15, 1995, and requires that the Company either recognize in its financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements.

  The Company expects to continue to use the intrinsic value based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its financial statements for fiscal 1997, the Company will make the required pro forma disclosures in a footnote to the financial statements. SFAS No. 123 is not expected to have a material effect on the Company's statements of income or financial position.

                                   BUSINESS

GENERAL

  The Company is a leading value-added wholesale distributor of specialty technology products exclusively to resellers. The Company primarily distributes Auto-ID and POS products which interface with computer systems used to automate the collection, processing, and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling, and warehouse management. The Company currently markets more than 7,700 products from over 40 hardware and software vendors from its central warehouse in Memphis, Tennessee to approximately 5,900 reseller customers in the United States and Canada.

  The Company's vendors include most of the leading Auto-ID and POS manufacturers, including Cherry Electrical, Cognitive Solutions, Datamax, Eltron, Epson America, IBM, Intermec, Ithaca Peripherals, Metrologic, Micro-Touch Systems, MMF Cash Drawer, Monarch Marking Systems, Percon, PSC, Spectra-Physics, StrandWare, Symbol Technologies, and Zebra Technologies. In addition to distributing Auto-ID and POS products, the Company recently entered into an agreement with Lucent Technologies for the distribution of telephony products, including PBXs, key systems, telephone handsets, cabling, and voice mail.

INDUSTRY OVERVIEW

  The distribution channels for specialty technology products generally consist of manufacturers, wholesale distributors, resellers, and end-users. In recent years, these distribution channels have evolved through three stages:
(i) direct sales by manufacturers to end-users; (ii) single-tier distribution in which manufacturers sell to resellers who, in turn, sell directly to end-users; and (iii) two-tier, or wholesale distribution, in which manufacturers sell to wholesale distributors who sell only to resellers who, in turn, sell directly to end-users.

  Currently, the wholesale distribution channel is highly fragmented, comprised of several large national distributors and many smaller regional distributors. Large national distributors are engaged primarily in conventional order fulfillment and typically offer few value-added services, while small regional distributors are limited in the scale and scope of their operations and services.

  As was the case with the PC industry in the 1980s, specialty technology products have been evolving from proprietary single platform systems, whereby a single manufacturer's products are used to create a system solution, to more open-architecture systems, whereby a variety of manufacturers' products can be configured together to create a system solution. As a technology moves towards open-system solutions, it becomes easier for manufacturers to develop and enter markets with components that are part of an overall system solution. Competition among an expanding number of manufacturers has caused product prices to decrease and product applications to expand, which has resulted in an increasing number of resellers entering the market in order to support a broader base of potential end-users. As the number of resellers and end-users grows, competition among manufacturers and within the reseller channel has intensified, resulting in a less orderly market structure. As a result of the transition of specialty technology products to open-systems, both manufacturers and resellers have become more dependent upon wholesale distributors for the organization and maintenance of an efficient market structure.

  In addition, manufacturers which face declining product prices and rising costs of direct sales increasingly rely upon value-added wholesale distributors for outsourcing certain support functions, such as product assortment, delivery, inventory management, technical assistance, and marketing. At the same time, shortened product life cycles and the introduction of new products and applications have caused resellers increasingly to rely on wholesale distributors for various inventory management, financing, technical support, and related functions. The Company believes that as the reseller market grows and becomes more fragmented, and as specialty technology products continue to transition to open systems, the wholesale distribution channel will become increasingly more important.

  Auto-ID and POS products are examples of specialty technology products which are transitioning from proprietary to open-systems architecture. Auto-ID technology incorporates the capabilities for electronic recognition and data processing without the need for manual input and consists of a wide range of products, including bar code printers and labeling devices, contact wands, light pens, hand-held and fixed-mount laser scanners, portable data collection devices, keyboard wedges, and magnetic stripe readers. As Auto-ID technology has become more pervasive, applications have evolved from traditional uses such as inventory control, materials handling, distribution, shipping, and warehouse management to more advanced applications such as medical research. According to an industry study, the worldwide Auto-ID market is projected to grow at a compound annual rate of 14% from approximately $2.2 billion in 1993 to approximately $5.6 billion in 2000.

  POS technology consists of devices used for the capture, processing, analysis, and dissemination of transaction data. POS product lines include computer-based terminals, monitors, receipt printers, pole displays, cash drawers, keyboards, peripheral equipment, and fully integrated processing units used primarily in retail applications. According to an industry study, the market in the U.S. for POS equipment was $2.6 billion in 1994. The same study indicated that in 1994, approximately 40% of POS terminals were distributed through indirect channels, including wholesale distributors, dealers, and VARs.

  In addition to Auto-ID and POS, the Company believes that other specialty technologies, such as telephony (including PBXs, key systems, telephone handsets, cabling, and voice mail), have similar market characteristics, thereby making them attractive for wholesale distribution.

THE SCANSOURCE BUSINESS MODEL

  The Company is a leading value-added wholesale distributor of specialty technology products and services exclusively to the reseller channel and believes that it has developed the scope of service capabilities and the scale of operations that are critical to success in its core markets. The Company's business model is based upon the following fundamental elements:

  . Focus on Specialty Technology Products. The Company focuses on specialty technology products in order to capitalize upon a growing reliance on value-added wholesale distribution as these products transition to open-architecture, scalable platforms.

  . Exclusive Emphasis on Resellers. The Company does not compete with its reseller customers for sales to end-users. This exclusive focus on resellers generates loyalty among its customers, is an established distribution model with which the majority of PC resellers are familiar, and promotes incremental market growth by encouraging resellers to service a broad group of end-users without the threat of competition from the wholesale channel.

  . Commitment to Cost Leadership. The Company's flat organizational structure permits it to respond rapidly to the needs of both its vendors and resellers while maintaining tight control over its operating expenses. The Company monitors its operating costs and intends to continue investing in its information system and central warehouse as required, implementing incentive programs for product managers to increase inventory turns, and leveraging vendor relationships for pricing discounts and marketing allowances.

  . Sophisticated Information System. The Company has made significant investments in the development of a sophisticated information system. The Company's information system is a scalable, multi-platform, real-time system intended for simultaneous decentralized decision-making by sales and purchasing professionals while permitting control of daily operating functions by senior management.

  . Central Warehouse. The Company distributes products from a single warehouse in Memphis, Tennessee. The Company believes that central distribution provides certain competitive advantages, including prompt order fulfillment and delivery, lower inventory requirements, improved inventory control, simplified purchasing and tracking, higher order-fill rates, and the flexibility to respond quickly to various customer needs, such as systems integration and drop shipments to end-users.

GROWTH STRATEGY

  The Company's growth strategy is to capitalize on the continuing shift of specialty technology products toward wholesale distribution as well as the continued expansion of certain specialty technology markets. Key elements of the Company's growth strategy are as follows:

  . Promote Entry of Additional Resellers in Core Markets. The Company educates resellers on the opportunities in specialty technology markets, sponsors programs aimed at recruiting new resellers, and facilitates the flow of sales and marketing information, such as tracking sales leads. By offering a wide array of products and services, including same-day order fulfillment, overnight product delivery, financing, and technical support, the Company minimizes barriers to entry and promotes development of the reseller channel.

  . Expand Vendor Relationships. The Company presently offers more than 7,700 products from over 40 vendors and intends to continue broadening its product assortment and base of vendors. Recently, the Company expanded its offerings of radio-frequency equipment and pen-based hand-held devices and added the full line of bar code scanning devices, printers, and radio-frequency portable computers from Intermec Corporation, a leading Auto-ID manufacturer.

  . Enhance Value-Added Service Capabilities. In addition to basic order fulfillment offered by conventional wholesale distributors, the Company provides a variety of value-added services benefitting both manufacturers and resellers. These programs include pre-sale and post-sale technical support, bundling of separate product assortments into solution kits, and contract consulting and programming. The Company also intends to add new services in response to the growing needs of its reseller customers. For example, the Company recently established a Professional Services Group to assist resellers with pen-based systems programming and radio-frequency data collection applications.

  . Enter Additional Specialty Technology Markets. The Company believes that opportunities exist to apply its efficient, value-added distribution model to additional specialty technology markets with characteristics similar to the Auto-ID and POS markets. For example, the Company recently entered into an agreement with Lucent Technologies for the distribution of computer telephony products, such as PBXs, key systems, telephone handsets, cabling, and voice mail.

  . Pursue Selective Acquisitions. The Company intends to identify and pursue strategic acquisitions or investments in complementary businesses. While the Company continues to evaluate opportunities, it is not currently a party to any agreements or understandings with respect to any such acquisitions or investments.

PRODUCTS AND VENDORS

  The Company currently markets more than 7,700 products from over 40 hardware and software vendors. The Company primarily distributes Auto-ID and POS products which interface with computer systems used to automate the collection, processing and communication of information for commercial and industrial applications, including retail sales, distribution, shipping, inventory control, materials handling, and warehouse management. The following table sets forth the Company's principal Auto-ID and POS product categories and vendors:

                             [CHART APPEARS HERE]

                                                                                                       Credit
                                    Bar Code                                                  Cash     Auth.     Customer
                                    Printers   Decoders   Scanners   Software   Verifiers   Drawers   Products   Displays
--------------------------------------------------------------------------------------------------------------------------
Advent Corporation
American Power Conversion
Cherry Electrical
Cognitive Solutions, Inc.              X
CoStar Corporation                     X
Datacap Systems, Inc.                                                                                    X
Datamax Corporation                    X                                            X
Donner Media Incorporated
Eltron International, Inc.             X                                 X          X
Epson America, Inc.
GrafTek                                                                  X
Hand Held Products
IBM Corporation                                                                                X                     X
IC Verify                                                                                                X
Informatics, Inc.                                                        X
Intermec Corporation                   X          X          X           X
Ithaca Peripherals Incorporated
Linx Data Terminals, Inc.                                    X
Logic Controls, Inc.                                                                           X                     X
Metrologic Instrument                             X          X
Micro-Touch Systems, Inc.
MMF Cash Drawer Company                                                                        X
Monarch Marking Systems                X                                 X
Motorola Indala                                              X
Opticon, Inc.                                     X          X
Percon, Inc.                                      X          X           X
PSC Inc.                                                     X                      X
Psion, Incorporated                                          X
SATO America, Inc.                     X                                 X          X
Spectra-Physics, Inc.                                        X
StrandWare                                                               X
Symbol Technologies, Inc.                         X          X           X
Unitech America, Inc.                             X          X
Zebra Technologies                     X                                 X

                              Ribbons &     Portable Data        POS        POS       Receipt     Radio Freq.   Touch    UPS Backup
                                Labels        Collectors      Computers   Keyboards   Printers     Products    Screens    Systems
-----------------------------------------------------------------------------------------------------------------------------------
Advent Corporation               X
American Power Conversion                                                                                                    X
Cherry Electrical                                                            X
Cognitive Solutions, Inc.        X
CoStar Corporation
Datacap Systems, Inc.
Datamax Corporation
Donner Media Incorporated        X
Eltron International, Inc.
Epson America, Inc.              X                                X                    X
GrafTek
Hand Held Products                              X
IBM Corporation                                                   X         X          X                       X
IC Verify
Informatics, Inc.
Intermec Corporation            X
Ithaca Peripherals Incorporated                                                        X
Linx Data Terminals, Inc.
Logic Controls, Inc.                                                        X
Metrologic Instrument
Micro-Touch Systems, Inc.                                                                                      X
MMF Cash Drawer Company
Monarch Marking Systems                        X
Motorola Indala                                                                                       X
Opticon, Inc.
Percon, Inc.                                                                X
PSC Inc.
Psion, Incorporated                            X
SATO America, Inc.
Spectra-Physics, Inc.
StrandWare
Symbol Technologies, Inc.                      X                                                      X
Unitech America, Inc.                          X                            X
Zebra Technologies              X

  In addition, the Company recently entered into an agreement with Lucent Technologies for the distribution of telephony products, including PBXs, key systems, telephone handsets, and voice mail.

  The Company's merchandising director recruits vendors and manages important aspects of its vendor relationships, such as purchasing arrangements, cooperative marketing initiatives, vendor sales force relationships, product training, and monitoring rebate programs and various contract terms and conditions. The Company generally enters into non-exclusive distribution agreements with vendors. These agreements typically provide the Company with stock rotation and price protection provisions that may mitigate the risk of loss from slow moving inventory, vendor price reductions, product updates or obsolescence. Some of these distribution agreements contain minimum purchase amounts in order to receive preferential prices. The distribution agreements are generally terminable on 30 to 120 days' notice by either party.

CUSTOMERS

  The Company's reseller customers currently include more than 5,900 active accounts located in the U.S. and Canada. No single customer accounted for more than five percent of the Company's net sales in fiscal 1996 or the six months ended December 31, 1996. The Company segments its reseller customers into the following four broad categories:

  Auto-ID VARs. These resellers focus on selling Auto-ID products as a tailored software or integrated hardware solution for end-users' existing applications. Primary industries served by these resellers include manufacturing, distribution, health care, and pharmaceuticals.

  POS VARs. These resellers are comprised of: (i) former computer resellers with comprehensive knowledge of networking; and (ii) former cash register dealers who have entered the POS market in response to retailers' demand for integrated, PC-based POS systems. Primary industries served by these resellers include hospitality, convenience, grocery, and other retail markets.

  Application VARs. These resellers incorporate various Auto-ID and POS products as part of customized technology solutions for their end-users. These resellers serve vertical markets, such as lumber yards or automotive parts businesses, rather than broader horizontal applications, such as general office automation. The Company's technical support, systems integration, and Professional Services Group represent attractive "partnering" opportunities with these resellers.

  General or PC VARs. These resellers develop computer solutions for their end-users' microcomputer needs. They typically have well-established relationships with end-user MIS directors and are seeking additional revenue and profit opportunities in related technology markets, such as Auto-ID or POS.

SALES AND MARKETING

  The Company's sales force is comprised of 30 inside sales representatives located in South Carolina, California, and Georgia. In order to build strong customer relationships, each active reseller is assigned to a sales representative. Each sales representative negotiates pricing directly with his assigned customers. The Company also employs several product managers who are responsible for developing technical expertise within broad product markets, evaluating competitive markets, and reviewing overall product and service requirements of resellers. Each sales representative and product manager receives comprehensive training with respect to the technical characteristics of each vendor's products. This training is supplemented by quarterly product seminars conducted by vendors' representatives and by weekly meetings among all product managers, marketing and sales representatives.

  The Company provides a range of marketing services which include: cooperative advertising with vendors through trade publications and direct mail; a product catalog which is published three times per year; periodic newsletters; management of sales leads; trade shows with software companies and vendors; direct mail; and sales promotions. In addition, the Company organizes and operates its own "Solutions USA" trade show on a quarterly basis to recruit prospective resellers and introduce new applications for the specialty technology products it distributes. The Company frequently customizes its marketing services for vendors and resellers.

  In order to promote growth in the POS market, the Company recently established a business development team focused on recruiting IBM "partners", and has thus far signed 50 IBM independent software vendors in

80 different geographic and vertical markets. The team has also recruited over 500 approved resellers for IBM-branded POS products.

VALUE-ADDED SERVICES

  In addition to the basic order fulfillment and credit services that conventional wholesale distributors typically provide to resellers, the Company differentiates itself by providing an array of value-added services, including the following:

  Pre-Sale Technical Support. Technical support personnel assist the reseller with systems configuration as the order is placed. Pre-sale support also includes testing products to ensure their compatibility with other products and applications.

  Post-Sale Technical Support. Technical support personnel also assist sales representatives and customers in diagnosing and solving technical, configuration, or compatibility issues which may arise after sale. Technical support personnel will, if necessary, serve as a liaison or advocate between the manufacturer and the reseller.

  Bundling of Separate Product Assortments into Solution Kits. Product managers and technical support personnel work together to select specific products that are compatible and continually develop "solution kits" or bundles to better meet the reseller's needs.

  Professional Services Group. With the growth of radio-frequency and pen-based technology in the Auto-ID market, resellers need greater technical expertise. As a result, the Company established the Professional Services Group to assist resellers with pen-based programming and radio-frequency data collection applications. This group offers needs-analysis, pre-sale equipment configuration, sales assistance, site surveys, on-site installation, post-sale maintenance, software programming (both utilities and applications), and project management.

OPERATIONS

 Information System

  The Company's information system is a highly scalable, centralized processing system capable of supporting numerous operational functions including purchasing, receiving, order processing, shipping, inventory management, and accounting. The overall on-line response time for the Company's network of more than 100 user stations (terminals, printers, personal computers, and hand-held terminals) is less than one-half second.

  Sales representatives rely on the information system for on-line, real-time information on product pricing, inventory availability, and order status. The Company's warehouse operations use bar code technology for receiving and shipping, and automated UPS and FedEx systems for freight processing and shipment tracking, each of which is integrated with the Company's information system. The customer service and technical support departments employ the system for documentation and faster processing of customer product returns. To ensure that adequate inventory levels are maintained, the Company's buyers depend on the system's purchasing and receiving functions to track inventory on a continual basis.

 Integrated Order Entry

  The order entry process begins with the entry by a sales representative of a customer name, account number, or phone number. Based on this input, the information system automatically displays the customer's name, address, credit terms, financing arrangements, and preferred shipping method during each subsequent inquiry. As an order is entered, key information is automatically provided by the system, such as product description, price, availability, and gross margin. The quantity of product required to fill the order is then reserved at the central warehouse. The system automatically checks the customer's credit status and the order is then released for processing, unless credit limits are exceeded or the account contains past-due invoices, in which case the order is placed on hold and immediately elevated for review by the Company's credit management department.

 Automated Purchasing

  To monitor product inventory, the purchasing staff uses reports generated by the information system, which provides product inventory levels, six months' sales history, month-to-date, and year-to-date sales statistics by product. The Company's buyers carefully analyze current and future inventory positions as well as profit potential. Buyers enter purchase orders into the system, indicating the product number, the quantity to be ordered, and the method of shipment.

 Central Warehouse and Shipping

  The Company's 81,000 square foot warehouse facility (of which it currently occupies approximately 40,000 square feet) is located approximately four miles from the FedEx hub facility in Memphis, Tennessee. The Company believes that its centralized distribution creates several advantages, including: (i) a reduced amount of "safety stock" inventory, which, in turn reduces the Company's working capital borrowings; (ii) an increased turnover rate by tighter control over inventory; (iii) maintenance of a consistent order-fill rate; (iv) improved personnel productivity; (v) improved delivery time; (vi) simplified purchasing and tracking; (vii) decreased demand for management personnel; and (viii) flexibility to meet customer needs for systems integration.

  The Company's objective is to ship on the same day all orders received by 8:00 p.m. Eastern Time. Orders are processed in the central warehouse, where bar code technology is utilized to minimize shipping errors. The Company also has an automated package handling system used to send products from the picking area to invoicing stations. Upon fulfillment of the order, the package is immediately shipped to the reseller or "drop-shipped" to an end-user specified by the reseller by FedEx or UPS overnight service. The Company charges its customers local ground delivery rates for this service.

 Credit Services

  The Company offers 20-day credit terms for qualified resellers. The Company believes this policy eliminates the customer's need to establish multiple credit relationships with a large number of manufacturers. In addition, the Company arranges floor planning and lease financing for its resellers through a number of credit institutions.

COMPETITION

  The markets in which the Company operates are highly competitive. Competition is based primarily on factors such as price, product availability, speed and accuracy of delivery, effectiveness of sales and marketing programs, credit availability, ability to tailor specific solutions to customer needs, quality and breadth of product lines and services, and availability of technical and product information. The Company's competitors include regional and national wholesale distributors, as well as hardware manufacturers (including most of the Company's vendors) that sell directly to resellers and to end-users. In addition, the Company competes with master resellers which sell to franchisees, third-party dealers and end-users. Certain of the Company's current and potential competitors have greater financial, technical, marketing, and other resources than the Company and may be able to respond more quickly to new or emerging technologies and changes in customer requirements. Such competition could also result in price reductions, reduced margins, and loss of market share by the Company.

FACILITIES

  The Company leases approximately 25,000 square feet in Greenville, South Carolina for its principal executive and sales office. The lease for about half of this space expires in September 1998 and for the balance of this space in September 2001. The Company's 81,000 square foot distribution center in Memphis, Tennessee is leased through November 2000. Approximately 41,000 square feet of the distribution center is subleased on a month-to-month basis. The Company also leases small offices in Tustin, California and Norcross, Georgia. Management believes the Company's office and warehouse facilities are adequate to support its current level of operations. See "Certain Transactions."

EMPLOYEES

  As of December 31, 1996, the Company had 101 employees, none of whom is a member of an industry trade union or collective bargaining unit. The Company considers employee relations to be good.

LEGAL PROCEEDINGS

  The Company is not a party to any legal proceedings it believes could have a material adverse effect on its business, financial condition, or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following sets forth certain information regarding the Company's executive officers and directors:

      NAME                AGE                     POSITION
      ----                ---                     --------
Steven H. Owings.........  43 Chairman of the Board and Chief Executive Officer
Michael L. Baur..........  39 President and Director
Jeffery A. Bryson........  36 Chief Financial Officer and Treasurer
Steven R. Fischer(1).....  51 Director
James G. Foody(1)........  66 Director

--------

(1) Member of Audit Committee and Compensation Committee.

  STEVEN H. OWINGS has served as Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in December 1992. From 1991 to 1992, Mr. Owings served as Chairman of the Board, Chief Executive Officer, and the sole shareholder of Argent Technologies, Inc. ("Argent"), a personal computer manufacturer. From 1983 to 1991, Mr. Owings held various positions with Gates/FA Distributing, Inc. and its predecessors, including serving as President from December 1987 until December 1990, Chief Executive Officer from December 1987 to December 1991, and Chairman of the Board of Directors from December 1990 to December 1991. From December 1987 to September 1994, Mr. Owings served as a director of Gates. He is currently a director of Globelle Corporation, an international distributor of personal computer products.

  MICHAEL L. BAUR has served as President of the Company since its inception and as a director of the Company since December 1995. Prior to joining the Company, from April 1991 to November 1992, Mr. Baur served in various positions at Argent, including President and General Manager. In September 1989, Mr. Baur joined Gates as Product Manager and served as Merchandising Director from February 1990 to March 1991.

  JEFFERY A. BRYSON has served as Chief Financial Officer and Treasurer of the Company since December 1993. Prior to joining the Company, from 1990 to 1993, Mr. Bryson served as a senior manager with the accounting firm of KPMG Peat Marwick LLP, where he was employed for more than seven years. Mr. Bryson is also a certified public accountant.

  STEVEN R. FISCHER has served as a director of the Company since December 1995. Mr. Fischer has served as Senior Vice President and Regional Manager of Transamerica Business Credit Corporation since March 1992. From February 1981 to March 1992, Mr. Fischer served as Vice President and Regional Manager of Citibank, N.A.

  JAMES G. FOODY has served as a director of the Company since December 1995. Mr. Foody has served as a business consultant in Greenville, South Carolina since October 1990. Prior to that time, he served as a partner in the accounting firm of Ernst & Young LLP.

  The Board of Directors has set the size of the Board at five directors. Because only four directors were elected at the Company's last annual meeting, a vacancy exists which may be filled in the Board's discretion. Directors serve until the next annual meeting of shareholders and until their successors are elected. Except as otherwise set forth herein, executive officers serve at the discretion of the Board of Directors. See "--Employment Agreements."

  The Board of Directors has an Audit Committee and a Compensation Committee. The functions of the Audit Committee include recommending to the Board the retention of independent auditors, reviewing the scope of the annual audit undertaken by the Company's independent auditors and the progress and results of their work, and reviewing the financial statements of the Company and its internal accounting and auditing procedures. The functions of the Compensation Committee include reviewing and approving executive compensation policies and practices, reviewing salaries and bonuses for certain officers of the Company, administering the Company's employee stock option plans, and considering such other matters as may from time to time be referred to the Compensation Committee by the Board of Directors.

  Directors are reimbursed for expenses incurred in connection with the performance of services as directors. In addition, directors who are not otherwise compensated as officers of the Company receive a fee of $1,000 per calendar quarter for their service on the Board of Directors and any committee thereof and also receive automatic grants of stock options under the Company's 1994 Stock Option Plan for Outside Directors. See "--Stock Option Plans."

EXECUTIVE COMPENSATION

  The following table sets forth the cash compensation paid or accrued to the Company's Chief Executive Officer and its President (the "Named Executive Officers") for fiscal 1996, 1995 and 1994. No other executive officer of the Company earned compensation in excess of $100,000 for services provided to the Company during such periods.

                          SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                              ANNUAL COMPENSATION     AWARDS
                                             --------------------- ------------
                                                                    SECURITIES
                                             FISCAL                 UNDERLYING
        NAME                                  YEAR  SALARY  BONUS    OPTIONS
        ----                                 ------ ------- ------ ------------
  Steven H. Owings..........................  1996  $77,532 $   --          --
   Chairman of the Board and                  1995   72,000     --          --
   Chief Executive Officer                    1994   72,000     --          --
  Michael L. Baur...........................  1996   87,000 46,554          --
   President                                  1995   72,000 57,550      30,000
                                              1994   72,000 15,007      30,000

EMPLOYMENT AGREEMENTS

  Effective January 1, 1997, and for a term extending through June 30, 1999, the Company entered into employment agreements with each of Steven H. Owings, Michael L. Baur, and Jeffery A. Bryson, pursuant to which Mr. Owings serves as Chief Executive Officer, Mr. Baur serves as President, and Mr. Bryson serves as Chief Financial Officer of the Company. These agreements provide for annual salaries of $96,000, $87,000, and $60,000 for Messrs. Owings, Baur, and Bryson, respectively, plus incentive bonuses based upon a percentage of the Company's operating income. The agreements also include non-competition provisions for two years following the expiration of the agreements or the earlier termination of employment.

RECENT OPTION GRANTS

  The Company did not grant any stock options to its Named Executive Officers during fiscal 1996. Subsequently the Company granted the following options:
(i) in December 1996, Steven H. Owings was granted an incentive stock option for 7,500 shares at an exercise price of $14.50 per share, subject to vesting over a three-year period, and a non-qualified option for 30,000 shares at an exercise price of $14.50 per share, which is immediately vested, and in January 1997, he was granted a non-qualified option for 70,000 shares at an exercise price of $16.50 per share, which is immediately vested; (ii) in July 1996, Michael L. Baur was granted an incentive stock option for 25,000 shares at an exercise price of $11.25 per share, subject to vesting over a three-year period, in December 1996, he was granted a non-qualified option for 16,000 shares at an exercise price of $14.50 per share, subject to vesting over a three-year period, and in January 1997, he was granted a non-qualified option for 10,000 shares at an exercise price of $16.50 per share, which is immediately vested; and (iii) in July 1996, Jeffery A. Bryson was granted an incentive stock option for 5,000 shares at an exercise price of $11.25 per share, subject to vesting over a three-year period, in December 1996, he was granted an incentive stock option for 7,500 shares at an exercise price of $14.50 per share, subject to vesting over a three-year period, and in January 1997, he was granted a non-qualified option for 5,000 shares at an exercise price of $16.50 per share, which is immediately vested.

FISCAL YEAR-END OPTION VALUES

  The following table sets forth certain information with respect to unexercised stock options held by the Named Executive Officers at June 30, 1996. No options were exercised by any Named Executive Officers during fiscal 1996.

                             FISCAL 1996 YEAR-END
                                 OPTION VALUES

                         NUMBER OF SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                          UNEXERCISED OPTIONS AT FISCAL              IN-THE-MONEY
                                    YEAR END                 OPTIONS AT FISCAL YEAR END(1)
                         ---------------------------------   -----------------------------
    NAME                  EXERCISABLE      UNEXERCISABLE      EXERCISABLE   UNEXERCISABLE
    ----                 --------------   ----------------   ------------- ---------------
Michael L. Baur.........          40,000             20,000   $     427,709   $     105,416

--------

(1) Based on a per share price of $14.00, the closing price of the Common Stock as reported on The Nasdaq National Market on June 28, 1996, the last trading day of the fiscal year.

STOCK OPTION PLANS

 1993 Incentive Stock Option Plan

  The Company adopted the 1993 Incentive Stock Option Plan in July 1993 and amended the plan in December 1996 (the "1993 Employee Plan"). The Company has reserved 280,000 shares of Common Stock for issuance pursuant to the 1993 Employee Plan. The plan authorizes the issuance of incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, as amended, to eligible employees of the Company. The Compensation Committee currently administers this plan. Future as well as present officers and employees who are directors are eligible to participate in the plan, but directors who are members of the Compensation Committee or who are not officers or employees of the Company are not eligible for participation. No option may be granted under the 1993 Employee Plan after June 2003. The Compensation Committee has discretionary authority to determine the individuals to whom options will be granted from among those individuals who are eligible, as well as the terms of, and the number of shares of Common Stock subject to such options. The exercise price of each incentive stock option under the plan shall not be less than 100% of the fair market value of the Common Stock at the time of grant, except in the case of a grant to an employee who owns more than 10% of the voting power of the Company's voting stock, the exercise price shall be not less than 110% of such fair market value. Options may be exercised in the manner and at such times as may be fixed by the Compensation Committee, but may not be exercisable after the tenth anniversary (fifth anniversary in the case of a 10% shareholder) of the date of grant. Generally options shall immediately terminate after ten years, to the extent not previously exercised. Upon termination of employment, other than for cause, options may be exercised during various periods not less than three months after the date of termination. Options are not transferable during the lifetime of an option holder. Shares issuable under any options that expire or terminate before exercise become available again for issuance. The Company has registered 200,000 shares of Common Stock reserved for the 1993 Employee Plan under the Securities Act and intends to register the remaining 80,000 shares reserved under the plan upon completion of this offering.

  At December 31, 1996, the Company had granted options under the 1993 Employee Plan for 216,584 shares of Common Stock, of which options for 196,617 shares remained unexercised. The Company has also from time to time granted non-qualified options to officers and employees of the Company and its affiliates for 202,000 shares in the aggregate. See "--Recent Option Grants."

 1994 Stock Option Plan for Outside Directors

  The Company adopted the 1994 Stock Option Plan for Outside Directors in December 1993 (the "Outside Director Plan"). The Company has reserved 65,000 shares of Common Stock for issuance to Board members who are not employees of the Company. Options for 5,000 shares of Common Stock under the Outside Director Plan are automatically granted on the day following each annual meeting of shareholders to each eligible director. The exercise price of all such options is the fair market value of the Common Stock on the date of grant. Options granted under the Outside Director Plan are exercisable beginning six months after the date of grant and may be exercised only during the period in which the option holder remains a director of the Company, and for one year thereafter. The option price shall be payable in full upon exercise in cash, by check, in shares of Common Stock already held by the option holder, or in any combination thereof. Options may not be exercised after the fifth anniversary of the date of grant. Generally, options shall immediately terminate after five years, to the extent not previously exercised. Shares issuable pursuant to options that expire or terminate prior to exercise become available again for issuance. The Company has registered 65,000 shares of Common Stock for issuance under the Outside Director Plan under the Securities Act.

  At December 31, 1996, options for the purchase of 30,000 shares of Common Stock pursuant to the Outside Director Plan had been granted, of which no options have been exercised. The Company has also from time to time in the past granted non-qualified options and warrants to directors who are not employees of the Company for 115,000 shares in the aggregate. The Company does not presently anticipate granting any more options or warrants to such directors except as permitted by the Outside Director Plan.

RETIREMENT PLAN

  In October 1993, the Company established a defined contribution retirement plan with a 401(k) feature (the "Retirement Plan") for all employees who meet certain length of service and other eligibility requirements. Pursuant to the Retirement Plan, employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the Retirement Plan. The Retirement Plan permits, but does not require, additional matching contributions to the Retirement Plan by the Company on behalf of all participants in the Retirement Plan. During fiscal 1996, the Company provided a matching contribution equal to one-half of each participant's contribution, up to a maximum matching contribution of $500 per participant. Participants' contributions to the Retirement Plan are immediately vested, and the Company's contributions to the Retirement Plan are vested over a period of three to seven years. Each participant has the right to direct the investment of the participant's funds among certain designated investment alternatives. The Retirement Plan is intended to qualify under Sections 401(a) and (k) of the Internal Revenue Code 1986, as amended, so that contributions by employees or by the Company and income earned on plan contributions are not taxable to employees until withdrawn from the Retirement Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

                             CERTAIN TRANSACTIONS

  In June 1994, the Company loaned $40,000 to Michael L. Baur, President of the Company, at 7.25% interest, with interest only payments for three years, and the principal balance due in June 1997. During 1996, the Company modified the loan to make additional advances of $43,000 to be repaid under the same terms as the original note.

  Steven H. Owings, Chairman of the Board and Chief Executive Officer of the Company, joined the Board of Directors of Globelle Corporation ("Globelle"), an international distributor of personal computer products, in July 1996. Until August 1996, the Company paid approximately $12,000 per month to Globelle pursuant to a warehouse service agreement. Subsequently, the Company subleased warehouse space from Globelle for approximately $12,000 per month through December 1996, at which time Globelle assigned its lease for the warehouse space to the Company and the Company subleased approximately half of such space on a month-to-month basis to Globelle for approximately $12,000 per month. The Company also has a software license agreement with Globelle, and has been informally assigned non-exclusive rights to use Globelle's contract with FedEx. In July 1995, the Company and Globelle formed a joint venture named Transition Marketing, Inc. ("Transition") to provide certain marketing services, such as the Company's "Solutions USA" quarterly trade shows. The Company owns 42%, Globelle 27%, and a private investor the remaining 31% of Transition. The Company purchased $278,000 of marketing services from Transition during fiscal 1996, and at June 30, 1996, had loaned Transition $122,000 at a 9% interest rate, which was repaid by October 1996. Mr. Owings is a member of the Board of Directors of Transition. Management believes that the terms of such transactions with Globelle are no less favorable to the Company than terms which could be negotiated with other unrelated parties. Globelle and Transition regularly engage in such activities as a part of their normal businesses.

  Gates/Arrow Distributing, Inc. ("Gates") previously owned 250,000 shares of Common Stock, or approximately 7.28% of the outstanding Common Stock, which were acquired in December 1993 for $375,000. Under an agreement with Gates (the "Services Agreement"), the Company obtained accounts payable, warehousing, shipping and receiving, and limited management information system services, for which it paid approximately $127,000 during fiscal 1994 and $60,000 during fiscal 1995. The Company also received inventory financing from Gates, for which it paid interest of approximately $180,000 in fiscal 1994 and $10,000 in fiscal 1995. Under the September 1994 agreement terminating the Services Agreement (the "Termination Agreement"), Gates was obligated to pay the Company approximately $1.4 million. Under the Termination Agreement, the Company had an option, exercisable until April 1996, to acquire all of the Common Stock held by Gates for $3.50 per share, which was exercised in March 1996. Steven H. Owings is a former Chief Executive Officer of Gates, and until September 1994, he was a director of Gates. Irwin Lieber and Eli Oxenhorn were directors of the Company until December 1995, and until September 1994, they were also directors of Gates. James G. Foody, a director of the Company since December 1995, served as a director of Gates until September 1994. In connection with the initial capitalization of the Company in December 1992, the nine initial shareholders of the Company, including certain of the Company's current directors, executed guarantees of a portion of the Company's obligation to Gates under the Gates Agreement, for an aggregate guaranteed amount of up to $250,000. These guarantees terminated in March 1994.

  In 1994, the Board of Directors formally adopted a policy under which any transaction between the Company and an affiliate of the Company is prohibited unless the transaction is fair to the Company, does not violate applicable law, is at rates and upon terms no less favorable to the Company than available for arms'-length transactions of the same type with unrelated third parties and is with an affiliate that regularly engages in such activity as part of its business.

                      PRINCIPAL AND SELLING SHAREHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Common Stock at February 10, 1997 of: (i) each person known by the Company to beneficially own five percent or more of the Common Stock;
(ii) each director of the Company who beneficially owns Common Stock; (iii) each executive officer who beneficially owns Common Stock; and (iv) all directors and executive officers of the Company, as a group, and as adjusted to reflect the sale of Common Stock offered hereby. Footnote (2) to the table also sets forth certain information with respect to the beneficial ownership of the Selling Stockholders, assuming the Underwriters exercise their over-allotment option in full.

                               SHARES BENEFICIALLY      SHARES BENEFICIALLY
                                  OWNED PRIOR TO            OWNED AFTER
                                   OFFERING(1)             OFFERING(1)(2)
                               -----------------------  -----------------------
      NAME                      NUMBER     PERCENTAGE    NUMBER     PERCENTAGE
      ----                     ----------- -----------  ----------- -----------
Richard Kaufman(3)............     316,000         9.7%     316,000        6.0%
Steven H. Owings(2)(4)........     316,100         9.5      316,100        5.9
Walter Scheuer(3).............     269,000         8.3      269,000        5.1
Barry Rubenstein(5)(6)(7).....     210,000         6.4      210,000        4.0
Wayne S. Reisner(3)...........     209,000         6.4      209,000        4.0
Dennis B. Gates(8)............     190,000         5.8      190,000        3.6
Eli Oxenhorn(6)...............     190,000         5.8      190,000        3.6
Michael L. Baur(2)(9).........      56,667         1.7       56,667        1.1
Jeffery A. Bryson(2)(10)......      19,067           *       19,067          *
Steven R. Fischer(11).........      11,000           *       11,000          *
James G. Foody(11)............      12,000           *       12,000          *
All directors and executive
 officers as a group (5
 persons)(2)..................     414,834        12.1      414,834        7.6

--------
*   Amount represents less than 1.0%.
(1) Applicable percentage of ownership at January 23, 1997, is based upon 3,247,986 shares of Common Stock outstanding. Applicable percentage of ownership after completion of this offering is based upon 5,247,986 shares of Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to shares shown as beneficially owned. Shares of Common Stock subject to options or warrants currently exercisable or exercisable within 60 days are deemed outstanding for computing the shares and percentage ownership of the person holding such options or warrants, but are not deemed outstanding for computing the percentage ownership of any other person or entity. Except as otherwise indicated, the persons or entities listed below has sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) If the Underwriters' exercise their over-allotment option in full: (i) Mr. Owings will sell 14,200 shares and will beneficially own 301,900 shares, or 5.4% of the Common Stock outstanding after this offering; (ii) Mr. Baur will sell 20,000 shares and will beneficially own 36,667 shares, or less than 1.0% of the Common Stock outstanding after this offering; (iii) Mr. Bryson will sell 10,000 shares and will beneficially own 9,067 shares, or less than 1.0% of the Common Stock outstanding after this offering; (iv) Samuel M. Pringle and Kathrin R. Pringle, as co-trustees of the Pringle Family Education Trust under agreement dated April 13, 1994, will sell 2,200 shares, and will beneficially own no shares of the Common Stock outstanding after this offering; (v) John S. Ingles, Jr. and Susan P. Ingles, as co-trustees of the Ingles Family Education Trust under agreement dated April 13, 1994, will sell 2,200 shares, and will beneficially own no shares of the Common Stock outstanding after this offering; (vi) Brenda McCurry, an employee of the Company, will sell 7,000 shares, and will beneficially own 3,000 shares, or less than 1.0% of the Common Stock outstanding after this offering; and (vii) all officers and directors as a group (5 persons) will beneficially own 370,634 shares or 6.5% of the Common Stock outstanding after this offering.

(3) The business address for the named individual is 635 Madison Avenue, New York, New York 10022. Schedules filed with the Securities and Exchange Commission reflect: (i) Walter Scheuer, Richard Kaufman, and Wayne S. Reisner as three of the trustees of certain trusts for the benefit of Mr. Scheuer's children and grandchildren, which trusts hold an aggregate of 159,000 shares; (ii) Mr. Scheuer and Mr. Kaufman as executive officers of two foundations holding an aggregate of 12,000 shares; (iii) Mr. Scheuer as the general partner of a limited partnership holding 98,000 shares;
    (iv) Mr. Kaufman and Mr. Reisner as two of the trustees of a trust for the benefit of Mr. Scheuer and Mr. Scheuer's wife holding 50,000 shares; and
    (v) Mr. Kaufman as one of the trustees of a trust for the benefit of Mr. Scheuer's children holding 95,000 shares. While such schedules relate to an aggregate of 414,000 shares of Common Stock, the aggregate beneficial ownership reflected in the table for these individuals is greater than such amounts because more than one individual may be deemed to be the beneficial owner of the same securities. Each of Mr. Scheuer, Mr. Kaufman, and Mr. Reisner disclaims beneficial ownership of all shares held by the aforementioned entities.

(4) The business address for the named individual is 6 Logue Court, Suite G, Greenville, South Carolina 29615. Includes 100,000 shares issuable pursuant to currently exercisable non-qualified options granted by the Company.

(5) The business address for the named individual is 68 Wheatley Road, Brookville, New York 11545.
(6) Includes 50,000 shares issuable pursuant to currently exercisable warrants granted by the Company.
(7) Includes 100,000 shares owned by Woodland Partners, an investment partnership of which Mr. Rubenstein and his wife are the sole general partners; 40,000 shares held by Mr. Rubenstein's wife; and 20,000 shares held by a limited partnership of which Mr. Rubenstein is a general partner.
(8) The business address for the named individual is 851 Arlington Boulevard, El Cerrito, California 94530.

(9) Includes 41,667 shares issuable pursuant to currently exercisable options granted by the Company.
(10) Includes 18,667 shares issuable pursuant to currently exercisable options granted by the Company.
(11) Includes 10,000 shares issuable pursuant to currently exercisable options granted by the Company.

                         DESCRIPTION OF CAPITAL STOCK

  The authorized capital stock of the Company consists of 10,000,000 shares of Common Stock, no par value, and 3,000,000 shares of preferred stock, as to which the Company's Board of Directors has the authority to designate a par value (the "Preferred Stock"). As of February 10, 1997, 3,247,986 shares of Common Stock were outstanding, held of record by 50 shareholders. After completion of this offering, there will be 5,247,986 shares of Common Stock outstanding (5,507,386 shares if the Underwriters' over-allotment option is exercised in full). No shares of Preferred Stock are currently outstanding.

COMMON STOCK

  Subject to the rights of the holders of any outstanding shares of Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of legally available funds. In the event of the liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share equally and ratably, based on the number of shares held, in the assets, if any, remaining after payment of all of the Company's debts and liabilities and the liquidation preference of any outstanding series of Preferred Stock granted a liquidation preference upon its designation by the Board of Directors.

  Holders of Common Stock are entitled to one vote per share for each share held of record on any matter submitted to the holders of Common Stock for a vote. Because holders of Common Stock do not have cumulative voting rights, the holders of a majority of the shares of Common Stock represented at a meeting can elect all of the directors. Holders of Common Stock do not have preemptive or other rights to subscribe for or purchase any additional shares of capital stock issued by the Company.

PREFERRED STOCK

  The Company's authorized shares of Preferred Stock may be issued in one or more series, and the Board of Directors is authorized, without further action by the shareholders, to designate the rights, preferences, limitations and restrictions of and upon shares of each series, including dividend, voting, redemption and conversion rights. The Board of Directors also may designate par value, preferences in liquidation and the number of shares constituting any series. It is not possible to state the actual effect of the authorization and issuance of any series of Preferred Stock upon the rights of holders of Common Stock until the Board of Directors determines the specific terms, rights, and preferences of a series of Preferred Stock. However, such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, or impairing liquidation rights of such shares without further action by holders of the Common Stock. In addition, under various circumstances, the issuance of Preferred Stock may have the effect of facilitating, as well as impeding or discouraging, a merger, tender offer, proxy contest, the assumption of control by a holder of a large block of the Company's securities, or the removal of incumbent management. Issuance of Preferred Stock could also adversely effect the market price of the Common Stock. The Company has no present plan to issue any shares of Preferred Stock.

WARRANTS AND UNIT PURCHASE OPTIONS

  The Company issued warrants for the purchase of 50,000 shares of Common Stock to each of Barry Rubenstein and Eli Oxenhorn, former directors, which are currently exercisable at a price of $2.00 per share. These warrants are non-transferable and expire in September 1998. The holders of these warrants are not entitled to require the Company to register the underlying shares under the Securities Act. In addition, in connection with the Company's initial public offering in March 1994, the Company issued certain unit purchase options to its former underwriter and certain affiliates thereof. Each unit purchase option entitles the holder to purchase one share of Common Stock and a warrant for one share of Common Stock for an option exercise price of $6.00 per unit, pursuant to the conditions set forth in the related unit purchase option agreement. Each warrant acquired by exercise of the unit purchase option entitles the holder to purchase one share of Common Stock for an exercise price of $5.50 per share. The unit purchase options expire in March 1999. The unit purchase option agreement also provides the holders with certain rights to require the Company to register the underlying shares under the

Securities Act. At December 31, 1996, 42,000 unit purchase options remained outstanding, representing the right of the holders to acquire 84,000 shares of Common Stock at a weighted average price of $5.75 per share. Neither the warrants nor the unit purchase options provide any holders thereof with the voting rights of a shareholder prior to valid exercise. See "Principal and Selling Shareholders."

CERTAIN PROVISIONS OF ARTICLES AND BYLAWS

  Shareholders' rights and related matters are governed by the South Carolina Business Corporation Act of 1988, as amended (the "South Carolina Code") and the Company's Amended and Restated Articles of Incorporation (the "Articles") and Bylaws.

  Limitations of Liability and Indemnification. As permitted by the South Carolina Code, the Company's Articles provide that a director of the Company shall not be personally liable to the Company or any of its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law; (iii) for any unlawful distribution as set forth in the South Carolina Code; or (iv) for any transaction from which the director derived an improper personal benefit. While these provisions eliminate the right to recover monetary damages from directors except in limited circumstances, rights to seek injunctive or other non-monetary relief are not eliminated. In addition, the Bylaws set forth certain indemnification provisions as a contractual right of the Company's directors and officers, and permit indemnification of the Company's employees and agents.

  Anti-Takeover Effects of Certain Provisions. The South Carolina Code contains provisions that may have the effect of delaying, deferring or preventing a change in control of a company unless a company's articles of incorporation expressly provide otherwise. The Articles provide that the Company elects not to be governed by such provisions of the South Carolina Code. However, the Articles expressly permit the Board of Directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of the assets, or any similar extraordinary transaction, to consider: (i) all relevant factors, including without limitation the social, legal, and economic effects on the employees, customers, suppliers and other constituencies of the Company and its subsidiaries, on the communities and geographical areas in which the Company and its subsidiaries operate or are located and on any of the business and properties of the Company or any of its subsidiaries; and (ii) the consideration being offered, not only in relation to the then current market price for the Company's outstanding shares of capital stock, but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the Board of Directors' estimate of the future value of the Company (including the unrealized value of its properties and assets) as an independent going concern.

  The foregoing provisions contained in the Articles as well as the right of the Board of Directors to designate the features of and issue shares of Preferred Stock without a shareholder vote may tend to discourage attempts by third parties to acquire any substantial ownership position in the Common Stock and may adversely effect the price that such a potential purchaser would be willing to pay for the Common Stock.

  Restrictions on Special Meetings. Under the Bylaws, special meetings of the shareholders may be called only by the President, the Chairman of the Board, a majority of the directors, or the holders of record of 10% or more of the Company's outstanding shares of stock entitled to vote at such meeting. This provision may impede a shareholder who wishes to require the Company to call a special meeting of shareholders to consider any proposed corporate action.

  Directors--Number, Vacancies, Removal, and Nomination. Under the Bylaws, the Board of Directors determines the number of directors on the Board and fills any newly created directorships or director vacancies, although directors elected by the Board to fill vacancies may serve only until the next annual meeting of shareholders at which directors are elected by the shareholders to fill such vacancies. Directors may be removed from office, with or without cause, by a vote of the holders of the majority of the shares of the Company's voting stock or by a majority of the directors for cause. Nominations for the election of directors may be made by the Board of Directors or by any shareholder entitled to vote for the election of directors, but a shareholder must submit written notice of such shareholder's intent to make such nomination to the Secretary of the Company no later than 90 days before the annual meeting of shareholders, and such notice must conform to the requirements of the Bylaws.

TRANSFER AGENT AND REGISTRAR

  Continental Stock Transfer & Trust Company, New York, New York is the transfer agent and registrar for the Common Stock.

REGISTRATION RIGHTS

  The holders of unit purchase options, representing rights to acquire an aggregate of 84,000 shares of Common Stock (the "Registrable Securities"), are entitled to certain demand and piggyback registration rights. The Company has committed to satisfy such demand rights by registering such Registrable Securities under the Securities Act 90 days after the effective date of this offering, and to cause such registration to remain effective for at least nine months thereafter. In addition, if the Company otherwise proposes to register any of its securities under the Securities Act for its own account, holders of Registrable Securities may require the Company to include all or a portion of their Registrable Securities in the Company's registration, provided, among other conditions, that the managing underwriter of such offering does not object or limit the number of Registrable Shares to be included. In general, all fees, costs, and expenses of such registrations (other than underwriting commissions and expenses of legal counsel representing such holders) will be borne by the Company. The right of such holders to require piggyback registration terminates in March 2001.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of this offering, the Company will have 5,247,986 shares of Common Stock outstanding (5,507,386 shares if the Underwriters' over-allotment option is exercised in full). Substantially all of these shares will be freely tradeable without restriction under the Securities Act or may be sold currently in accordance with an exemption under the Securities Act such as Rule 144 or Rule 144A. In addition, shortly after completion of the offering, the Company will have registered on Form S-8 a total of 662,000 shares of Common Stock reserved for issuance under the Company's stock options or upon the exercise of outstanding warrants, of which 29,967 shares have been issued upon exercise of such options as of December 31, 1996. The remaining 632,033 shares, when and if issued, would be freely tradeable (unless acquired by an affiliate of the Company, in which case they would be subject to volume and other limitations under Rule 144). In addition, currently exercisable unit purchase options representing rights to purchase 84,000 shares are outstanding, which the Company has committed to register for resale 90 days after the effective date of this offering and may be obligated to register under the Securities Act under certain other conditions. See "Description of Capital Stock--Registration Rights."

  The Company, all directors and executive officers, and certain other beneficial owners of an aggregate of 409,500 shares of Common Stock as of December 31, 1996 (excluding shares offered hereby), have agreed with the Underwriters not to sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Robertson, Stephens & Company. Also, beneficial holders of an additional 385,000 shares of Common Stock as of December 31, 1996 (excluding shares offered hereby) have agreed to similar restrictions for a period of 60 days after the date of this Prospectus. Upon expiration of these lock-up periods, such shares will be eligible for immediate sale, subject in certain cases to volume and other limitations under Rule 144. See "Underwriting."

  In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an affiliate of the Company, is entitled to sell, within any three-month period, a number of shares of Common Stock that does not exceed the greater of one percent of the then-outstanding shares of Common Stock (approximately 52,480 shares after completion of this offering) or the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain restrictions relating to manner of sale, notice, and availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following this offering without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule
144. Rule 144A under the Securities Act permits the immediate sale by the holders of restricted shares of all or a portion of their shares to certain "qualified institutional buyers" as defined in Rule 144A.

  Sales of substantial amounts of such shares in the public market, or the perception that such sales might occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters"), acting through their representatives, Robertson, Stephens & Company LLC, The Robinson-Humphrey Company, Inc. and William Blair & Company, L.L.C. (the "Representatives"), have severally agreed with the Company, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the respective number of shares of Common Stock set forth opposite their names below:

             UNDERWRITER                                       NUMBER OF SHARES
             -----------                                       ----------------
   Robertson, Stephens & Company LLC..........................
   The Robinson-Humphrey Company, Inc.........................
   William Blair & Company, L.L.C.............................
                                                                  ---------
       Total..................................................    2,000,000
                                                                  =========

  The nature of the Underwriters' obligation under the Underwriting Agreement is such that all shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any shares of Common Stock are purchased.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such
price less a concession of not more than $    per share, of which $    may be
reallowed to other dealers. After completion of this offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction will change the amount of proceeds to be received by the Company as set forth on the cover page of this Prospectus.

  The Underwriters have been granted an option, exercisable during the 30-day period after the date of this Prospectus, to purchase (i) first, up to an aggregate of 55,600 additional shares of Common Stock from the Selling Shareholders (which if partially exercised will be purchased from the Selling Shareholders on a pro rata basis), and (ii) second, up to an aggregate of 244,400 additional shares of Common Stock from the Company, all at the same price per share that the Company will receive for the 2,000,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have made a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,000,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,000,000 shares are being sold.

  The Underwriting Agreement contains covenants of indemnity among the Underwriters and the Company against certain civil liabilities, including liabilities under the Securities Act.

  Pursuant to the terms of lock-up agreements, holders of approximately 409,500 shares of the Common Stock have agreed with the Representatives that, except for 55,600 shares that will be sold by the Selling Shareholders if the Underwriters' over-allotment option is exercised in full, until 90 days after the date of this Prospectus, subject to certain limited exceptions, they will not sell or otherwise dispose of shares of Common Stock, or other securities of the Company, without the prior written consent of Robertson, Stephens & Company. Also, holders of an additional 385,000 shares of the Common Stock have agreed to similar restrictions until 60 days after the date of this Prospectus.

  The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The rules of the Commission generally prohibit the Underwriters and other members of the selling group from making a market in the Common Stock during the "cooling off" period immediately preceding the commencement of sales in the offering. The Commission has, however, adopted an exemption from these rules that permits passive market making under certain conditions. These rules permit an Underwriter or other member of the selling group to continue to make a market in the Common Stock subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, certain Underwriters and other members of the selling group intend to engage in passive market making in the Common Stock during the cooling off period.

                                 LEGAL MATTERS

  Certain legal matters in connection with the validity of the issuance of the shares offered hereby will be passed upon for the Company by Nexsen Pruet Jacobs & Pollard, LLP, Columbia, South Carolina. As of February 10, 1997, certain attorneys with Nexsen Pruet Jacobs & Pollard, LLP held 7,700 shares of Common Stock. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Alston & Bird, Atlanta, Georgia.

                                    EXPERTS

  The financial statements of the Company as of June 30, 1995 and 1996, and for each of the years in the three-year period ended June 30, 1996, have been included herein and in the registration statements in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement (the "Registration Statement," which term shall include all amendments thereto) under the Securities Act of 1933, as amended (the "Act"), with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions having been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the securities offered by this Prospectus and such omitted information, reference is made to the Registration Statement, including any and all exhibits and amendments thereto. Statements contained in this Prospectus concerning the provisions of any document filed as an exhibit are of necessity brief descriptions thereof and are not necessarily complete, and in each instance reference is made to the copy of the document filed as an exhibit to the Registration Statement, each such statement being qualified in its entirety by this reference.

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith the Company files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, New York, New York 10048. Copies of such material, including the Registration Statement, can be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements, and other information regarding registrants, such as the Company, that file electronically with the Commission. The Commission's Web site address is http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
Independent Auditors' Report............................................. F-2
Balance Sheets as of June 30, 1995 and 1996 and December 31, 1996
 (unaudited)............................................................. F-3
Statements of Income for the fiscal years ended June 30, 1994, 1995 and
 1996 and the six-month
 periods ended December 31, 1995 and 1996 (unaudited).................... F-5
Statements of Shareholders' Equity for the fiscal years ended June 30,
 1994, 1995 and 1996 and
 the six-month period ended December 31, 1996 (unaudited)................ F-6
Statements of Cash Flows for the fiscal years ended June 30, 1994, 1995 and 1996 and the six-month periods ended December 31, 1995 and 1996
 (unaudited)............................................................. F-7
Notes to Financial Statements............................................ F-8

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
ScanSource, Inc.

  We have audited the accompanying balance sheets of ScanSource, Inc. as of June 30, 1995 and 1996 and the related statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ScanSource, Inc. at June 30, 1995 and 1996 and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 1996 in conformity with generally accepted accounting principles.

Greenville, South Carolina                KPMG Peat Marwick LLP
August 16, 1996

                                SCANSOURCE, INC.

                                 BALANCE SHEETS

                  JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                     JUNE 30,      DECEMBER 31,
                                                  ---------------  ------------
                                                   1995     1996       1996
                                                  -------  ------  -----------
                                                                   (UNAUDITED)

                     ASSETS
Current assets
 Cash............................................ $   187     --           --
 Receivables:
  Trade, less allowance for doubtful accounts of
   $317, $527 and $733 at June 30, 1995 and 1996
   and December 31, 1996, respectively...........   3,950   7,463        8,909
  Other..........................................     235     531          367
                                                  -------  ------  -----------
                                                    4,185   7,994        9,276
 Inventories.....................................   6,306  17,538       25,169
 Prepaid expenses and other......................      49      52          126
 Due from Gates/FA...............................     750     --           --
 Deferred tax asset..............................     637   1,001        1,001
                                                  -------  ------  -----------
    Total current assets.........................  12,114  26,585       35,572
                                                  -------  ------  -----------
Property and equipment:
 Furniture and equipment.........................     701   1,261        1,593
 Leasehold improvements..........................     186     286          294
                                                  -------  ------  -----------
                                                      887   1,547        1,887
 Less accumulated depreciation...................    (125)   (363)        (533)
                                                  -------  ------  -----------
                                                      762   1,184        1,354
Intangible assets, net...........................     953     871          830
Note from officer................................      40      83           83
Cost of pending warrant redemption                     47     --           --
Other assets.....................................      23      19          148
                                                  -------  ------  -----------
    Total assets................................. $13,939  28,742       37,987
                                                  =======  ======  ===========

                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                  JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               JUNE 30,     DECEMBER 31,
                            --------------- ------------
                             1995     1996      1996
                            -------  ------ -----------
                                            (UNAUDITED)
       Liabilities and
       ---------------
     Shareholders' Equity
     --------------------

Current liabilities:
 Trade accounts payable.... $ 3,377   8,287      15,602
 Accrued compensation cost.      93      97         143
 Accrued expenses and other
 liabilities...............     404     600         495
 Income tax payable........   1,308     540         --
 Deferred gain.............     200     --          --
 Other.....................     202     --          --
                            -------  ------ -----------
   Total current
   liabilities.............   5,584   9,524      16,240
                            -------  ------ -----------
Deferred tax liability.....       9      26          26
Borrowings under line of
credit.....................   1,200   3,779       5,069
                            -------  ------ -----------
   Total liabilities.......   6,793  13,329      21,335
                            -------  ------ -----------
Common stock subject to
put/call option............     750     --          --
                            -------  ------ -----------
Shareholders' equity:
 Preferred stock, no par
  value; 3,000,000 shares
  authorized, none issued
  and outstanding..........     --      --          --
 Common stock, no par
  value; 10,000,000 shares
  authorized; 2,175,130,
  3,235,186 and 3,247,986
  issued and outstanding at
  June 30, 1995 and 1996
  and December 31, 1996,
  respectively.............   5,526  11,935      11,958
 Less common stock subject
  to put/call option,
  250,000 shares at $3.00
  per share................    (750)    --          --
                            -------  ------ -----------
                              4,776  11,935      11,958
 Retained earnings.........   1,620   3,478       4,694
                            -------  ------ -----------
   Total shareholders'
   equity..................   6,396  15,413      16,652
Commitments................
                            -------  ------ -----------
   Total liabilities and
   shareholders' equity.... $13,939  28,742      37,987
                            =======  ====== ===========

                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                              STATEMENTS OF INCOME

            FOR THE FISCAL YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND THE SIX-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1996

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX-MONTH
                                                                 PERIODS ENDED
                                   FISCAL YEARS ENDED JUNE 30,   DECEMBER 31,
                                   -------------------------------------------
                                     1994       1995      1996    1995   1996
                                   ---------  --------- --------------- ------
                                                                  (UNAUDITED)
Net sales......................... $  16,089    34,235    55,670 23,277 42,110
Cost of goods sold................    13,676    29,444    47,856 19,928 36,382
                                   ---------  --------  -------- ------ ------
    Gross profit..................     2,413     4,791     7,814  3,349  5,728
Selling, general and
administrative expenses...........     1,718     3,128     4,955  2,217  3,557
Amortization of intangibles.......        50        83        83     41     41
                                   ---------  --------  -------- ------ ------
    Total operating expenses......     1,768     3,211     5,038  2,258  3,598
                                   ---------  --------  -------- ------ ------
    Operating income..............       645     1,580     2,776  1,091  2,130
Other income (expense):
  Gain from contract termination,
  net.............................       --      1,000       200    200    --
  Other income (expense), net.....      (150)      (72)       75     45   (169)
                                   ---------  --------  -------- ------ ------
    Total other income (expense)..      (150)      928       275    245   (169)
                                   ---------  --------  -------- ------ ------
    Income before income taxes....       495     2,508     3,051  1,336  1,961
Income taxes......................       143       997     1,193    523    745
                                   ---------  --------  -------- ------ ------
    Net income.................... $     352     1,511     1,858    813  1,216
                                   =========  ========  ======== ====== ======
Per share data:
  Primary
    Net income.................... $     .25       .50       .53    .23    .35
                                   =========  ========  ======== ====== ======
    Weighted average shares
    outstanding...................     1,506     3,271     3,556  3,544  3,469
                                   =========  ========  ======== ====== ======
  Fully diluted
    Net income.................... $     .23       .50       .53    .23    .35
                                   =========  ========  ======== ====== ======
    Weighted average shares
    outstanding...................     1,663     3,271     3,560  3,552  3,478
                                   =========  ========  ======== ====== ======

                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

            FOR THE FISCAL YEARS ENDED JUNE 30, 1994, 1995 AND 1996
                AND THE SIX-MONTH PERIOD ENDED DECEMBER 31, 1996

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                 COMMON STOCK
                                                  SUBJECT TO  RETAINED
                               PREFERRED COMMON    PUT/CALL   EARNINGS
                                 STOCK   STOCK      OPTION    (DEFICIT) TOTAL
                               --------- ------  ------------ --------- ------
Balance at June 30, 1993......   $ --       455       --         (243)     212
 Issuance of stock due to
 exercise of option...........     --       375       --          --       375
 Issuance of stock in initial
 public offering..............     --     4,562       --          --     4,562
 Issuance of put/call option
 on 250,000 shares............     --       --       (750)        --      (750)
 Net income...................     --       --        --          352      352
                                 -----   ------      ----       -----   ------
Balance at June 30, 1994......     --     5,392      (750)        109    4,751
 Issuance of stock pursuant to
  the exercise of warrants and
  the unit purchase option....     --       134       --          --       134
 Net income...................     --       --        --        1,511    1,511
                                 -----   ------      ----       -----   ------
Balance at June 30, 1995......     --     5,526      (750)      1,620    6,396
 Issuance of stock pursuant to
  the exercise of warrants and
  the unit purchase price
  option, net of offering
  costs.......................     --     6,732       --          --     6,732
 Issue of stock due to
 exercise of stock options....     --       552       --          --       552
 Exercise of call option......     --       --        750         --       750
 Purchase of shares owned by
 Gates/FA.....................     --      (875)      --          --      (875)
 Net income...................     --       --        --        1,858    1,858
                                 -----   ------      ----       -----   ------
Balance at June 30, 1996......     --    11,935       --        3,478   15,413
 Issuance of stock due to
  exercise of options
  (unaudited).................     --        23       --          --        23
 Net income (unaudited).......     --       --        --        1,216    1,216
                                 -----   ------      ----       -----   ------
Balance at December 31, 1996
(unaudited)...................   $ --    11,958       --        4,694   16,652
                                 =====   ======      ====       =====   ======

                See accompanying notes to financial statements.

                                SCANSOURCE, INC.

                            STATEMENTS OF CASH FLOWS

            FOR THE FISCAL YEARS ENDED JUNE 30, 1994, 1995 AND 1996 AND THE SIX-MONTH PERIODS ENDED DECEMBER 31, 1995 AND 1996

                                 (IN THOUSANDS)

                                                                  SIX-MONTH
                                                                PERIOD ENDED
                                 FISCAL YEARS ENDED JUNE 30,    DECEMBER 31,
                                 -----------------------------  --------------
                                   1994      1995      1996      1995    1996
                                 --------- --------- ---------  ------  ------
                                                                 (UNAUDITED)
Cash flows from operating
activities:
 Net income..................... $    352     1,511      1,858     813   1,216
 Adjustments to reconcile net
 income to net cash used in
 operating activities:
  Depreciation..................       35        79        238     103     170
  Amortization of intangible
  assets........................       50        83         83      41      41
  Deferred income taxes, net....     (156)     (477)      (347)    --      --
  Deferred gain.................      --        200       (200)   (200)    --
  Other, net....................      --         (3)       --      --      --
  Changes in operating assets
  and liabilities:
   Receivables..................   (1,485)   (1,710)    (3,810) (1,017) (1,282)
   Inventories..................      (10)   (6,037)   (11,232) (3,648) (7,631)
   Prepaid expenses and other...      (48)        4         (3)    (13)    (74)
   Due from Gates/FA............      --       (750)       750     --      --
   Deposit with Gates/FA........   (1,266)    1,266        --      --      --
   Net assets acquired and held
   for liquidation..............      115       --         --      --      --
   Trade accounts payable.......     (599)    2,685      4,909     181   7,315
   Accrued compensation.........      (16)       54          5     (10)     46
   Accrued expenses and other
   liabilities..................       31       238        196     (60)   (105)
   Income tax payable...........      273     1,036       (769) (1,103)   (540)
   Other noncurrent assets......       (3)       (5)         4       4    (129)
                                 --------  --------  ---------  ------  ------
    Net cash used in operating
    activities..................   (2,727)   (1,826)    (8,318) (4,909)   (973)
                                 --------  --------  ---------  ------  ------
Cash flows from investing
activities:
 Capital expenditures, net......     (103)     (669)      (659)   (338)   (340)
 Advances to officer under note.      (40)      --         (43)    --      --
 Repayments of amount due to
 former Alpha Data shareholder..     (250)     (120)       --      --      --
 Purchase of MicroBiz...........      --       (531)       --      --      --
 Payments to MicroBiz...........      --        (98)      (202)    (68)    --
                                 --------  --------  ---------  ------  ------
    Net cash used in investing
    activities..................     (393)   (1,418)      (904)   (406)   (340)
                                 --------  --------  ---------  ------  ------
Cash flows from financing
activities:
 Cash proceeds from initial
 public offering................    4,562       --         --      --      --
 Cash proceeds from exercise of
 stock options..................      375       --         552      69      23
 Cash proceeds from exercise of
  warrants and the unit purchase
  option, net of offering costs.      --        134      6,779   6,732     --
 Repurchase of shares from
 Gates/FA.......................      --        --        (875)    --      --
 Advances from line of credit,
 net............................      --      1,200      2,579  (1,200)  1,290
 Cost of pending warrant
 redemption.....................      --        (47)       --       47     --
                                 --------  --------  ---------  ------  ------
    Net cash provided by
    financing activities........    4,937     1,287      9,035   5,648   1,313
                                 --------  --------  ---------  ------  ------
    Increase (decrease) in cash.    1,817    (1,957)      (187)    333     --
Cash at beginning of period.....      327     2,144        187     187     --
                                 --------  --------  ---------  ------  ------
Cash at end of period........... $  2,144       187        --      520     --
                                 ========  ========  =========  ======  ======
Supplemental information:
 Interest paid.................. $    170       439         15      14     144
                                 ========  ========  =========  ======  ======
 Income taxes paid.............. $     26        76      2,309   1,069   1,285
                                 ========  ========  =========  ======  ======
 Supplemental non-cash
 information:
  Note issued in connection with
  the purchase of MicroBiz...... $    --        300        --      --      --
                                 ========  ========  =========  ======  ======

                See accompanying notes to financial statements.

                               SCANSOURCE, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 JUNE 30, 1995 AND 1996, AND DECEMBER 31, 1996

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization and Nature of Business

  ScanSource, Inc. ("Company") is a leading distributor of specialty technology products, principally including Automatic Identification and Point of Sale equipment. The Company is a South Carolina corporation and its fiscal year end is June 30.

  The balance sheet as of December 31, 1996 and the statements of income and cash flows for the six-month periods ended December 31, 1995 and 1996 and the statement of shareholders' equity for the six-month period ended December 31, 1996 have been prepared by management and are unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments), necessary for the fair presentation of the unaudited information, have been included.

 Revenue Recognition

  The Company records revenue when products are shipped from the warehouse, carried out under terms of the agreements described in note 2.

 Concentration of Credit Risk

  Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of trade accounts receivable. The Company has not experienced significant losses related to receivables from individual customers or groups of customers in a particular industry or geographic area. As a result, management believes no additional credit risk beyond amounts provided for collection losses is inherent in the Company's accounts receivable.

 Inventories

  Inventories are stated at the lower of cost (first-in, first-out method) or market.

 Property and Equipment

  Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the following estimated useful lives, whereas leasehold improvements are amortized over the shorter of the lease term or the estimated useful life:

                Leasehold improvements               4-8 years
                Furniture and equipment              3-5 years

  Maintenance, repairs and minor renewals are charged to expense as incurred. Additions, major renewals and betterments to property and equipment are capitalized. Realization of carrying value is assessed periodically.

 Cash Management System

  Under the Company's cash management system, disbursements cleared by the bank are reimbursed on a daily basis from the line of credit. As a result, checks issued but not yet presented to the bank are not considered reductions of cash or accounts payable. Included in accounts payable are $763,000 and $1,978,000 at June 30, 1996 and December 31, 1996, respectively, for which checks are outstanding.

                               SCANSOURCE, INC.

 Inangible Assets

  Intangible assets consist primarily of goodwill which is amortized on a straight-line basis over 15 years. Accumulated amortization was $141,000, $223,000 and $264,000 at June 30, 1995 and 1996 and December 31, 1996,
respectively. The Company evaluates the recoverability of goodwill and reviews the amortization periods on an annual basis. Recoverability is measured on the basis of anticipated undiscounted cash flows from operations. At June 30, 1995 and 1996 and December 31, 1996, no impairment was indicated.

 Vendor Programs

  Funds received from vendors for price protection, product rebates, marketing or training programs are recorded net of direct costs as adjustments to product costs, or a reduction of selling, general and administrative expenses according to the nature of the program.

  The Company does not provide warranty coverage of its product sales. However, to maintain customer relations, the Company facilitates vendor warranty policies by accepting for exchange, with the Company's prior approval, most defective products within 30 days of invoicing. Defective products received by the Company are subsequently returned to the vendor for credit or replacement.

 Income Taxes

  The Company records income taxes in accordance with Statement of Financial Accounting Standards No. 109. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Recent Accounting Pronouncements

  In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 will be effective for fiscal years beginning after December 15, 1995, and will require that the Company either recognize in its financial statements costs related to its employee stock-based compensation plans, such as stock option and stock purchase plans, or make pro forma disclosures of such costs in a footnote to the financial statements.

  The Company expects to continue to use the intrinsic value based method of Accounting Principles Board Opinion No. 25, as allowed under SFAS No. 123, to account for all of its employee stock-based compensation plans. Therefore, in its financial statements for fiscal 1997, the Company will make the required pro forma disclosures in a footnote to the financial statements. SFAS No. 123 is not expected to have a material effect on the Company's statements of income or financial position.

 Fair Value of Financial Instruments

  The Company values financial instruments as required by FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments".

                               SCANSOURCE, INC.

  The carrying value of financial instruments such as cash, accounts receivable, and accounts payable approximated their fair values, based upon the short maturities of these instruments.

  The carrying amount of borrowings under the bank credit agreement approximates fair value because interest rates on these instruments approximate current market interest rates.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) OPERATIONS AGREEMENTS

  (a) From December 1992 to September 1994, the Company operated under an agreement with Gates/FA Distributing, Inc. ("Gates/FA"). An officer of Gates/FA was a director of the Company. The chief executive officer and several directors and shareholders of the Company were also directors and shareholders of Gates/FA.

  Under the agreement, Gates/FA provided accounts payable, warehousing, shipping and receiving, and limited management information system (MIS) services. The Company paid Gates/FA for these services as a percentage of the cost of all products shipped to the Company's customers, recorded as cost of goods sold. Payments to Gates/FA, which ended in September 1994, were approximately $127,000 and $60,000 for the years ended June 30, 1994 and 1995, respectively. For the years ended June 30, 1994 and 1995, approximately $12,300,000 and $5,700,000, respectively, of the Company's purchases were made through Gates/FA.

  The Company paid Gates/FA monthly interest on working capital used by Gates/FA, which had title to inventory held on the Company's behalf. Approximately $180,000 and $10,000 of interest for the years ended June 30, 1994 and 1995, respectively, was paid to Gates/FA.

  In December 1992, Gates/FA agreed to a non-compete contract in the data collection or bar code industry, and in return, received an option to purchase 250,000 shares of the Company's common stock at $1.50 per share. On December 30, 1993, Gates/FA exercised this option and was a 11.5% shareholder of the Company at June 30, 1995. These shares were repurchased by the Company in March 1996. (See (b) below).

                               SCANSOURCE, INC.

  (b) Under terms of an Agreement to Terminate Distribution Services with Gates/FA, the Company agreed to purchase the inventory held on its behalf by Gates/FA and assume sole responsibility for accounts payable to vendors for all future purchases related to such inventory. In connection with this transaction, a deposit with Gates/FA of $1,266,000 was applied to the purchase of inventory. Gates/FA also agreed to a more limited covenant not to compete for a period reduced from two years to one year from the termination of services to the Company.

  As compensation for reducing the non-compete term and ending the operations agreement before its scheduled expiration, Gates/FA agreed to pay the Company $1.4 million. Of this amount, $650,000 was received on September 26, 1994 and the remaining $750,000 was collected by April 1996 as described below. The Company recognized the $1.4 million as other income in the statement of operations ratably over the term of the noncompete agreement from September 1994 to August 1995, net of approximately $100,000 of expenses incurred by the Company to move its inventory and connect to a new computer system. For the year ended June 30, 1995, the Company recognized $1,000,000 (net of additional moving costs of $100,000 in Note 2(d)) as other income. The remaining $200,000 of the amount was shown as deferred gain at June 30, 1995 and was recognized as other income in fiscal 1996, along with $80,000 of related income taxes.

  Under terms of the termination agreement, Gates/FA had the conditional right to put its 250,000 shares of the Company's common stock for $3.00 per share to the Company. The Company had an option to call the shares at $3.50 per share, which it exercised on March 19, 1996. To ensure that the Company had sufficient liquidity to purchase the shares, Gates/FA negotiated to hold back $750,000 of its contract termination payment at the time of the contract renegotiation. The Company collected this amount on March 19, 1996 and used it to pay $750,000 of the $875,000 call price of the repurchased shares.

  (c) From September 1994 to May 1995, the Company's warehousing and MIS services were provided under an agreement with a third party. Costs under this agreement were not materially higher as a percentage of sales than costs previously paid to Gates/FA.

  (d) In May 1995 the Company rented space in a third-party facility in Memphis, Tennessee, and began performing its product handling and management information services (MIS) internally. The Company incurred approximately $100,000 of expense to move its inventory to the new facility. In June 1996 a Company officer and director was elected to the Board of Directors of the third party. For the fiscal year ended June 30, 1996 the Company paid approximately $144,000 to this third party. Management believes the pricing of all transactions with the third party is representative of arm's length costs, and is comparable to terms which could be negotiated with unrelated parties.

                               SCANSOURCE, INC.

(3) ACQUISITION

    In July 1994, the Company purchased the equipment distribution portion of MicroBiz Corporation's business for $300,000 in cash and approximately $300,000 to be paid over two years, based upon the sales performance of certain former MicroBiz customers. The $300,000 based upon sales performance was paid during the years ended June 30, 1995 and 1996. The purchase included certain customer lists and distribution contracts and MicroBiz agreeing not to compete for a period of 42 months. The Company also paid $231,000 for MicroBiz' equipment inventory. The Company agreed to provide up to $45,000 in certain marketing programs to MicroBiz, and after costs of the transaction of $5,000, recorded goodwill for approximately $650,000.

(4) OPERATING LEASES

    The Company leases office space and a telephone system under non-cancellable operating leases which expire through 1999. Future minimum rentals are as follows: $83,000, $15,000 and $6,000 for the years ended June 30, 1997, 1998 and 1999, respectively. Rent expense was approximately $33,000, $73,000, and $74,000 for the years ended June 30, 1994, 1995 and 1996, and $38,000 and
$37,000 for the six months ended December 31, 1995 and 1996, respectively.

(5) RELATED-PARTY TRANSACTIONS

    In December 1992 the Company's chief executive officer sold his ownership in Datascan Corporation ("Datascan"), a customer of the Company. The Company had sales of approximately $827,000 to Datascan during the year ended June 30, 1994. The Company had no sales to Datascan after June 30, 1994.

    In June 1994, the Company loaned an officer of the Company $40,000 to be repaid under terms of a note at 7.25% interest, in interest only payments for three years, with the principal balance due at June 9, 1997. During 1996, the Company modified the loan to include additional advances of $43,000 to be repaid under the same terms as the original note.

    In July 1995, the Company was granted 19% ownership of Transition Marketing (Transition), in exchange for the Company's commitment to use Transition as its contract provider of marketing services. The Company invested $119,000 in Transition in September 1996 to increase its ownership to 42% at December 31, 1996. The investment in Transition is accounted for under the equity method. The Company purchased $278,000 of marketing services from Transition for the year ended June 30, 1996 and $85,000 and $89,000 for the six months ended December 31, 1995 and 1996 and had loaned, at a 9% interest rate, $122,000 to Transition at June 30, 1996 which was repaid in October 1996. A Company officer and director is a member of the Board of Directors of Transition. Management believes the pricing of all transactions with Transition is representative of arm's length costs, and is comparable to terms which could be negotiated with unrelated parties.

                               SCANSOURCE, INC.

(6) STOCK OPTIONS AND EQUITY TRANSACTIONS

    On July 1, 1993, the Company implemented an incentive stock option plan which reserved 200,000 shares of common stock for issuance to key employees. The plan provides for three-year vesting of the options at a rate of 33% per year. The options are exercisable over 10 years, and options are not to be granted at less than the fair market value of the underlying shares at the date of grant.

    A summary of activity in the incentive stock option plan through June 30, 1995 and 1996 is as follows:

                                         1995                    1996
                                ----------------------- -----------------------
                                SHARES   EXERCISE PRICE SHARES   EXERCISE PRICE
                                -------  -------------- -------  --------------
Stock options outstanding:
 Beginning of year.............  43,000   $1.50 - 4.50  111,834  $  1.50 - 8.88
 Granted.......................  78,000    8.00 - 8.88    3,500           12.50
 Exercised.....................   --           --       (17,167)    1.50 - 8.00
 Terminated....................  (9,166)   4.35 - 8.00   (3,000)           8.00
                                -------   ------------  -------  --------------
 End of year................... 111,834   $1.50 - 8.88   95,167  $ 1.50 - 12.50
                                =======   ============  =======  ==============
Exercisable, end of year.......  13,834                  42,000
                                =======                 =======

    The Company has issued additional options and warrants to officers, directors, former directors and employees of Transition, including options issued under the directors' stock option plan, which reserved 65,000 shares of common stock for issuance to non-employee directors. These options vest over varying periods up to three years. The options are generally exercisable over 10 years, and options are not to be granted at less than fair market value of the underlying shares at the date of grant.

    Following is a summary of activity of all options and warrants not included in the employee plan shown above:

                                         1995                   1996
                                ---------------------- -----------------------
                                SHARES  EXERCISE PRICE SHARES   EXERCISE PRICE
                                ------- -------------- -------  --------------
Stock options and warrants
outstanding:
 Beginning of year............. 140,000  $1.50 - 3.75  205,000  $ 1.50 -  9.75
 Granted.......................  65,000   8.56 - 9.75   40,000   14.13 - 15.75
 Exercised.....................   --          --       (50,000)           9.75
                                -------  ------------  -------  --------------
 End of year................... 205,000  $1.50 - 9.75  195,000    1.50 - 15.75
                                =======  ============  =======  ==============
 Exercisable...................  95,000                168,333
                                =======                =======

                               SCANSOURCE, INC.

(7) INCOME TAXES

    Income tax expense (benefit) consists of:

                                                   CURRENT   DEFERRED    TOTAL
                                                  ---------- --------  ---------
June 30, 1994:
 Federal......................................... $  251,000 (134,000)   117,000
 State and local.................................     48,000  (22,000)    26,000
                                                  ---------- --------  ---------
                                                  $  299,000 (156,000)   143,000
                                                  ========== ========  =========
June 30, 1995:
 Federal......................................... $1,314,000 (427,000)   887,000
 State and local.................................    160,000  (50,000)   110,000
                                                  ---------- --------  ---------
                                                  $1,474,000 (477,000)   997,000
                                                  ========== ========  =========
June 30, 1996:
 Federal......................................... $1,382,000 (292,000) 1,090,000
 State and local.................................    158,000  (55,000)   103,000
                                                  ---------- --------  ---------
                                                  $1,540,000 (347,000) 1,193,000
                                                  ========== ========  =========

    Income taxes for the six months ended December 31, 1995 and 1996 were provided at the estimated rates of approximately 39% and 38%, respectively.

    Income tax expense differed from the amount computed by applying the Federal income tax rate of 34% as a result of the following:

                                                  FISCAL YEARS ENDED JUNE 30,
                                                 ------------------------------
                                                   1994       1995      1996
                                                 ---------  -------------------
Computed "expected" tax expense................. $ 169,000   853,000  1,037,000
Increase (decrease) in income taxes resulting
from:
 Change in beginning of the period balance of
  the valuation allowance for deferred tax
  assets allocated to income tax expense........   (96,000)      --         --
 Additional provision for income taxes..........    50,000    68,000     84,000
 State and local income taxes, net of Federal
  income tax expense............................    17,000    73,000     68,000
 Other..........................................     3,000     3,000      4,000
                                                 ---------  -------- ----------
                                                  $143,000   997,000  1,193,000
                                                 =========  ======== ==========

                               SCANSOURCE, INC.

(7) INCOME TAXES (CONTINUED)

    The tax effects of temporary differences that give rise to significant portions of the deferred tax asset and deferred tax liability are presented below:

                                                                JUNE 30,
                                                           -------------------
                                                             1995      1996
                                                           --------  ---------
Deferred tax assets:
 Valuation and other reserves............................. $573,000    766,000
 Inventory, principally due to differences in
 capitalization...........................................   64,000    235,000
 Intangibles, principally due to differences in
 amortization.............................................   18,000     22,000
                                                           --------  ---------
  Net deferred tax asset..................................  655,000  1,023,000
Deferred tax liability
 Plant and equipment, principally due to differences in
 depreciation.............................................  (27,000)   (48,000)
                                                           --------  ---------
  Net deferred tax asset.................................. $628,000    975,000
                                                           ========  =========

    For the years ended June 30, 1995 and 1996 no valuation allowance was provided. Management believes that a valuation allowance is not considered necessary based upon the level of historical taxable income and the projections for future taxable income over the periods during which the deferred tax assets are deductible.

(8) EMPLOYEE BENEFIT PLAN

    Effective October 22, 1993, the Company established a defined contribution plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting certain eligibility requirements. For the years ended June 30, 1994, 1995 and 1996 and the six months ended December 31, 1995 and 1996, the Company provided a matching contribution of $6,000, $8,000 and $18,000, respectively, and $3,000 and $10,000, respectively, which was equal to one-half of each participant's contribution, up to a maximum matching contribution of $500 per participant. The Company can change its matching contributions annually and can make discretionary contributions in addition to matching contributions. Employer contributions are vested over a period of 3 to 5 years.

(9) SALES TO A SIGNIFICANT CUSTOMER

    Sales to a significant customer were approximately $1,730,000 for the year ended June 30, 1994. For the years ended June 30, 1995 and 1996 no single customer accounted for more than 5% of the Company's sales.

                               SCANSOURCE, INC.

(10) PUBLIC OFFERING OF COMMON STOCK

     On March 25, 1994, the Company closed its initial public offering of 1,150,000 units for $5 each. Each unit consisted of one share of common stock and one redeemable common stock purchase warrant. The Company used the net proceeds from the offering of approximately $4,560,000 to pay its trade accounts payable to Gates/FA of approximately $1,660,000, to purchase its inventory from Gates/FA for approximately $1,300,000, and to fund the purchase of MicroBiz for approximately $531,000 (see note 3 above). The remainder of the net proceeds was invested in short-term certificates of deposit.

(11) LINE OF CREDIT

     In October 26, 1995, the Company closed a line of credit agreement with a bank whereby the Company can borrow up to $8 million, based upon 80% of eligible accounts receivable and 40% of non-IBM inventory at the 30-day LIBOR rate of interest plus 2.35%. The LIBOR rate was 5.63% at June 30, 1996. The outstanding balance on the line of credit was approximately $3,779,000, on a loan base of which exceeded $8 million, leaving approximately $4,221,000 available at June 30, 1996. The revolving credit facility is secured by accounts receivable and inventory. The agreement contained certain financial covenants including minimum net worth and current ratio requirements and a maximum debt to tangible net worth ratio. The Company was either in compliance with the various covenants or had obtained waivers of non-compliance at June 30, 1996. See note 13.

     On April 8, 1996, the Company signed an agreement for wholesale financing with IBM Credit Corporation (ICC), collateralized by IBM inventory. The Company had accounts payable of $3,501,000 and $7,645,000 to ICC at June 30, 1996 and December 31, 1996. See note 13.

(12) EARNINGS PER SHARE

     At June 30, 1995, warrants to acquire 1,130,000 shares of the Company's common stock at $5.50 per share were outstanding. The warrants were exercisable beginning March 18, 1995 and were to expire March 18, 1999. In connection with the Company's initial public offering of units, the Company sold a unit purchase option (UPO) for the right to purchase up to 100,000 units at $6 per unit. The UPO became exercisable beginning March 18, 1995 and was to expire on March 18, 1999; 80,000 units were outstanding on the UPO at June 30, 1995 and 42,000 units were outstanding at June 30, 1996 and December 31, 1996, respectively.

     On September 19, 1995, the Company redeemed its then outstanding common stock purchase warrants. Prior to the redemption date, substantially all of the outstanding warrants were exercised, generating proceeds of $6.3 million net of estimated costs of approximately $100,000.

     Earnings per share and common equivalent share (EPS) were computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding. The number of shares was increased by the number of shares issuable upon the exercise of the warrants and the UPO when the market price of either the common stock or units, or both, exceed the exercise price of the warrants or the UPO, respectively. This increase in the number of shares was reduced by the number of shares that are assumed to have been purchased with the proceeds from the exercise of the warrants or UPO. Such purchases were assumed to have been made at the average price of the common stock during that part of the year when the market price of the common stock or units exceeded the exercise price of the warrants or UPO.

                               SCANSOURCE, INC.

(12) EARNINGS PER SHARE (CONTINUED)

     For 1994 earnings per share calculations, the warrants were considered equivalents for 103 days of the year since the average market price of common stock and units was $8.58 and $12.42, respectively, through June 30, 1994, exceeding the exercise prices of both the warrant and the UPO. Proceeds from assumed exercise of the warrants and UPO were assumed to be used first to repurchase outstanding shares (limited to 20% of total shares outstanding) and the remainder to pay trade debt and be invested for the 103-day period. Net income was then adjusted for the after-tax effects of the interest expense savings and interest earned during those 103 days.

     Supplemental fully diluted earnings per share is $.15 for the year ended June 30, 1994 and was computed as if the initial public offering of units had occurred on the first day of fiscal 1994. Supplemental weighted average shares are 3,229,000 and were computed as if the warrants and the UPO were exercised at the average market price of $8.58 and $12.42, respectively, and the proceeds assumed used as described in the preceding paragraph. Proforma net income for the year ended June 30, 1994 is $478,000 and was computed as described in the previous paragraph.

(13) SUBSEQUENT EVENTS (UNAUDITED)

     In November 1996, the Company renegotiated the line of credit to allow borrowings up to $15 million for a period extending to October 31, 1998 under similar terms and conditions as the previous agreement. The Company's interest rate is the 30-day LIBOR rate plus a rate varying from 2.00% to 2.65% tied to the Company's debt-to-net worth ratio ranging from 1:1 to 2:1. At December 31, 1996, the interest rate was 7.66%, and the outstanding balance on the line of credit was $5,069,000 on a loan base of $12,173,000, leaving $7,104,000 available.

     In November 1996, the Company negotiated a stock rotation with IBM, whereby $6.5 million of inventory will be returned to IBM beginning as early as February 5, 1997. This stock rotation will result in reductions to inventory and the related payable to IBM Credit Corporation.

     In December 1996, the Company's shareholders approved an increase in the number of shares reserved under the Company's employee stock option plan to 280,000 shares.

                         [INSIDE BACK COVER GRAPHICS]

ScanSource logo in upper right corner

Left margin box with supporting text: "Comprehensive Marketing Capabilities, Trade Publications, Direct Mail, Product Catalog, Newsletters, Lead Management, Trade Shows, Sales Promotions"

Picture(s)       Caption            Description of Picture
----------       -------            ----------------------

  1 & 2      Advertising in        An example gatefold ad with ScanSource logo
              cooperation with      and seven featured vendors
              venders

    3        National industry     ScanSource booth at a convention center
              trade shows           trade show

    4        Product catalogs      Cover of ScanSource's most recent catalog
              (3 times per year)

    5        Sales promotion       Symbol Technologies "super bowl ticket stub"

  6 & 7      Advertising in        Covers of two industry periodicals
              trade magazines

    8        ScanSource            A Solutions USA logo
              organizes and
              operates its
              own quarterly
              trade shows

                      [LOGO OF SCAN SOURCE APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The expenses (other than underwriting discounts and commissions) in connection with the issuance and distribution of the securities being registered, all of which will be paid by the Registrant, are as follows:

   SEC Registration Fee............................................... $ 11,675
   NASD Filing Fee....................................................    4,353
   Nasdaq NMS Listing Fee.............................................   17,500
   Printing and Engraving Expenses....................................  115,000*
   Legal Fees and Expenses............................................   90,000*
   Accounting Fees and Expenses.......................................   50,000*
   Blue Sky Fees and Expenses.........................................   10,000*
   Transfer Agent and Registrar Fees and Expenses.....................   12,000*
   Miscellaneous Expenses.............................................   89,472*
                                                                       --------
   Total.............................................................. $400,000
                                                                       ========

--------
Estimated*

ITEM 14.INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Except as hereinafter set forth, there is no statute, charter provision, bylaw, contract or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against liability which such person may incur in such person's capacity as such.

  Section 33-8-500 et seq. of the South Carolina Business Corporation Act of 1988, as amended (the "South Carolina Act"), provides the Registrant with broad powers and authority to indemnify its directors and officers and to purchase and maintain insurance for such purposes and mandates the indemnification of the Registrant's directors under certain circumstances. The Registrant's Bylaws also provide the Registrant with the power and authority to the fullest extent legally permissible under the South Carolina Act to indemnify its directors and officers, persons serving at the request of the Registrant or for its benefit as directors or officers of another corporation and persons serving as the Registrant's employees, representatives or agents in certain circumstances. Pursuant to such authority and Bylaws provisions, the Registrant may advance expenses or purchase insurance against certain liabilities that may be incurred by it and its officers and directors. Reference is also made to the discussion in the Prospectus under the caption "Description of Capital Stock--Certain Provisions of Articles and Bylaws."

  The Registrant's Amended and Restated Articles of Incorporation contain a provision which eliminates, to the fullest extent permitted by law, director liability for monetary damages for breaches of the fiduciary duty of care or other duties as a director.

ITEM 15.RECENT SALES OF UNREGISTERED SECURITIES.

  During the period since the incorporation of the Registrant in December 1992, the securities identified below were issued by the Registrant without registration under the Securities Act. On December 10, 1992, shortly following its incorporation, the Registrant issued shares of common stock and preferred stock to the following shareholders for cash consideration of $1.00 per share of preferred stock and $0.01 per share of common stock, plus the execution by each of the undersigned (except Datascan Corporation) of a guarantee of a portion of the Registrant's obligation to Gates/Arrow Distributing, Inc. (formerly Gates/FA Distributing, Inc.) ("Gates").

                                             NUMBER OF SHARES  NUMBER OF SHARES
SHAREHOLDER                                  OF COMMON STOCK  OF PREFERRED STOCK
-----------                                  ---------------- ------------------
Datascan Corporation........................      50,000                --
Dennis Gates................................          --            90,000
Carl Krezdorn...............................          --            16,667
Irwin Lieber................................          --            50,000
Steven H. Owings............................     200,000           100,000
Eli Oxenhorn................................          --           100,000
Steve Roberson..............................          --            16,666
Janet K. Rollins............................          --            10,000
Ronald A. Seitz.............................          --            16,667
Woodland Partners...........................          --           100,000

  All of the shares listed above were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). In August 1993, the Registrant repurchased the 50,000 shares of its common stock held by Datascan Corporation for $2.00 per share.

  In December 1992, in connection with its engagement of Gates to provide various product handling, systems integration, credit line and accounts payable functions, the Registrant issued to Gates options to purchase 250,000 shares of the Registrant's common stock at an exercise price of $1.50 per share. In December 1993, Gates exercised such option and acquired 250,000 shares of the Registrant's common stock for an aggregate purchase price of $375,000. Such options and the shares issued upon their exercise were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. In March 1996, the Registrant repurchased the 250,000 shares of its common stock held by Gates for $3.50 per share.

  In April 1993, the Registrant issued 52,630 shares of its common stock to Michael T. Hill in connection with the acquisition by the Registrant of the assets of Alpha Data Systems, Inc. All of such shares were issued pursuant to the exemption from registration contained in Section 4(2) of the Securities Act.

  In September 1993, in connection with services rendered and to be rendered in connection with participation on the Strategic Planning Committee of the Board of Directors of the Registrant, the Registrant authorized the issuance of warrants to purchase 50,000 shares of the Registrant's common stock at an exercise price of $2.00 per share to each of Barry Rubenstein and Eli Oxenhorn. At the direction of Mr. Rubenstein and Mr. Oxenhorn, such warrants to purchase an aggregate of 100,000 shares of common stock were issued to Rev-Wood Merchant Partners, a general partnership of which Mr. Rubenstein and Mr. Oxenhorn are the sole general partners. Subsequently, such warrants were reissued as warrants for 50,000 shares to each of Mr. Rubenstein and Mr. Oxenhorn on the same terms. Such warrants were issued and reissued pursuant to the exemption from registration contained in 4(2) of the Securities Act, and all shares under such warrants were registered on Form S-8 filed March 21, 1996.

  In January 1994, the Registrant issued one share of its common stock in exchange for each share of its preferred stock still held of record by each of the persons to whom shares of such preferred stock were originally issued in December 1992 as listed above. Such shares of common stock were issued in exchange for such shares of preferred stock pursuant to the exemption from registration contained in Section 3(a)(9) of the Securities Act.

ITEM 16(A). EXHIBITS.

 EXHIBIT
 NUMBER      DESCRIPTION
 -------     -----------
 1       -   Form of Underwriting Agreement.
 3.1     -   Amended and Restated Articles of Incorporation of the Registrant.
             (Incorporated by Reference to Exhibit 3.1 to Registrant's Form SB-
             2 filed with the Commission on February 7, 1994, Registration No.
             33-75026-A).
 3.2     -   Bylaws of the Registrant (Incorporated by Reference to Exhibit 3.2
             to Registrant's Form SB-2 filed with the Commission on February 7,
             1994, Registration No. 33-75026-A).
 4.1     -   Form of Common Stock Certificate (Incorporated by Reference to
             Exhibit 4.1 to Registrant's Form SB-2 filed with the Commission on
             February 7, 1994, Registration No. 33-75026-A).
 5*      -   Opinion of Nexsen Pruet Jacobs & Pollard, LLP.
 10.9    -   Stock Option Agreement dated July 1, 1993 covering stock options issued to Michael L. Baur. (Incorporated by Reference to Exhibit
             10.9 to the Registrant's Form SB-2 filed with the Commission on
             February 7, 1994, Registration No. 33-75026-A).
 10.10*  -   1993 Incentive Stock Option Plan (As Amended) of the Registrant
             and Form of Stock Option Agreement.
 10.11   -   1994 Stock Option Plan for Outside Directors of the Registrant and
             Form of Stock Option Agreement. (Incorporated by Reference to
             Exhibit 10.11 to the Registrant's Form SB-2 filed with the
             Commission on February 7, 1994, Registration No. 33-75026-A).
 10.13   -   Stock Option Agreement dated December 30, 1993 covering stock options issued to Irwin Lieber. (Incorporated by Reference to
             Exhibit 10.13 to the Registrant's Form SB-2 filed with the
             Commission on February 7, 1994, Registration No. 33-75026-A).
 10.18   -   Agreement to Terminate Distribution Services dated June 24, 1994 between the Registrant and Gates/FA Distributing, Inc.
             (Incorporated by Reference to Exhibit 99.1 to Registrant's Form 8-
             K filed with the Commission on June 6, 1994).
 10.19   -   Stock Option Agreement dated September 1, 1995 between Globelle,
             Inc., the Registrant, and Dennis Gates. (Incorporated by reference to Exhibit 10.19 to the Registrant's Form 10-KSB for the fiscal year ended June 30, 1996).
 10.20   -   Letter agreement dated September 1, 1995 between the Registrant and Transition Marketing, Inc. (Incorporated by reference to
             Exhibit 10.20 to the Registrant's Form 10-KSB for the fiscal year ended June 30, 1996).
 10.21   -   Software License Agreement dated April 18, 1995 between the
             Registrant and Technology Marketing Group, Inc. d/b/a Globelle,
             including letter agreement dated November 22, 1995 between the parties with respect to stock options. (Incorporated by reference to Exhibit 10.21 to the Registrant's registration statement on
             Form S-3 filed with the Commission on December 29, 1995,
             Registration No. 33-81043).
 10.22   -   Schedule of Material Details of Unit Purchase Option Agreements
             dated March 18, 1994, between the Registrant and each of David M.
             Nussbaum, Robert Gladstone, Roger Gladstone, and Richard
             Buonocoure, including form of letter agreement dated February 7,
             1997 between the parties (Form of Unit Purchase Option Agreement incorporated by reference to Exhibit 4.3 to the Registrant's Form
             SB-2 filed with the Commission on March 2, 1994, Registration No.
             33-75026-A).
 10.23*  -   Stock Warrant dated November 29, 1995 from the Registrant to Eli
             Oxenhorn.
 10.24*  -   Stock Warrant dated November 29, 1995 from the Registrant to Barry
             Rubenstein.
 10.25** -   Agreement for Wholesale Financing (Security Agreement) dated April
             8, 1996 between the Registrant and IBM Credit Corporation, including letter agreement dated April 17, 1996 between the parties.
 10.26*  -   Intercreditor Agreement dated April 8, 1996 among the Registrant,
             IBM Credit Corporation, and Branch Banking and Trust Company.
 10.27*  -   Loan and Security Agreement dated November 25, 1996 between the
             Registrant and Branch Banking and Trust Company.

 EXHIBIT
 NUMBER      DESCRIPTION
 -------     -----------
 10.28*  -   Employment Agreement dated as of January 1, 1997 between the
             Registrant and Steven H. Owings.
 10.29*  -   Employment Agreement dated as of January 1, 1997 between the
             Registrant and Michael L. Baur.
 10.30*  -   Employment Agreement dated as of January 1, 1997 between the
             Registrant and Jeffery A. Bryson.
 10.31*  -   Stock Option Agreement dated July 18, 1996 covering stock options granted to Steven R. Fischer.
 10.32*  -   Stock Option Agreement dated July 18, 1996 covering stock options granted to James G. Foody.
 10.33*  -   Stock Option Agreement dated December 3, 1996 covering stock options granted to Steven H. Owings.
 10.34*  -   Stock Option Agreement dated December 3, 1996 covering stock options granted to Michael L. Baur.
 10.35** -   Distribution Agreement dated October 1, 1994 between the
             Registrant and Symbol Technologies, Inc.
 10.36** -   Distribution Agreement dated January 1, 1996 between the
             Registrant and IBM Corporation.
 10.37*  -   Stock Option Agreement dated January 17, 1997 covering options granted to Steven H. Owings.
 10.38*  -   Stock Option Agreement dated January 17, 1997 covering options granted to Michael L. Baur.
 10.39*  -   Stock Option Agreement dated January 17, 1997 covering options granted to Jeffery A. Bryson.
 11*     -   Statement Re: Computation of Per Share Earnings.
 23.1    -   Consent of KPMG Peat Marwick LLP.
 23.2*   -   Consent of Nexsen Pruet Jacobs & Pollard, LLP (included in their opinion filed as Exhibit 5).
 27*     -   Financial Data Schedule.

--------

* Previously filed.

** Previously filed. Confidential Treatment pursuant to 17 CFR (S)(S) 200.80,
200.83 and 230.406 and 5 USC (S) 502 has been requested regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.

ITEM 16(B).

FINANCIAL STATEMENTS SCHEDULES.

  Not Applicable.

ITEM 17.

UNDERTAKINGS.

  (a) Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 24 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (b) The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

      (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on February 12, 1997.

                                          SCANSOURCE, INC.


                                          By:     /s/ Steven H. Owings
                                              ---------------------------------
                                                     STEVEN H. OWINGS
                                              CHAIRMAN OF THE BOARD AND CHIEF
                                                     EXECUTIVE OFFICER

  Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.

             SIGNATURES                        TITLE                 DATE
             ----------                        -----                 ----
        /s/ Steven H. Owings           Chairman of the        February 12, 1997
-------------------------------------   Board, Chief
          STEVEN H. OWINGS              Executive Officer,
                                        and Director
                                        (principal
                                        executive officer)

        /s/ Jeffery A. Bryson          Chief Financial        February 12, 1997
-------------------------------------   Officer and
          JEFFERY A. BRYSON             Treasurer
                                        (principal
                                        financial and
                                        accounting officer)

               *                       President and          February 12, 1997
-------------------------------------   Director
           MICHAEL L. BAUR


                 *                     Director               February 12, 1997
-------------------------------------
          STEVEN R. FISCHER

                 *                     Director               February 12, 1997
-------------------------------------
           JAMES G. FOODY

      /s/ Steven H. Owings                                    February 12, 1997
-------------------------------------
     * BY: STEVEN H. OWINGS
(AS ATTORNEY-IN-FACT FOR EACH OF THE
       PERSONS INDICATED)


                               INDEX TO EXHIBITS

 EXHIBIT
 NUMBER      DESCRIPTION
 -------     -----------
 1       -   Form of Underwriting Agreement.
 3.1     -   Amended and Restated Articles of Incorporation of the
             Registrant. (Incorporated by Reference to Exhibit 3.1 to
             Registrant's Form SB-2 filed with the Commission on February
             7, 1994, Registration No. 33-75026-A).
 3.2     -   Bylaws of the Registrant (Incorporated by Reference to
             Exhibit 3.2 to Registrant's Form SB-2 filed with the
             Commission on February 7, 1994, Registration No. 33-75026-
             A).
 4.1     -   Form of Common Stock Certificate (Incorporated by Reference
             to Exhibit 4.1 to Registrant's Form SB-2 filed with the
             Commission on February 7, 1994, Registration No. 33-75026-
             A).
 5*      -   Opinion of Nexsen Pruet Jacobs & Pollard, LLP.
 10.9    -   Stock Option Agreement dated July 1, 1993 covering stock
             options issued to Michael L. Baur. (Incorporated by
             Reference to Exhibit 10.9 to the Registrant's Form SB-2
             filed with the Commission on February 7, 1994, Registration
             No. 33-75026-A).
 10.10*  -   1993 Incentive Stock Option Plan (As Amended) of the
             Registrant and Form of Stock Option Agreement.
 10.11   -   1994 Stock Option Plan for Outside Directors of the
             Registrant and Form of Stock Option Agreement. (Incorporated
             by Reference to Exhibit 10.11 to the Registrant's Form SB-2
             filed with the Commission on February 7, 1994, Registration
             No. 33-75026-A).
 10.13   -   Stock Option Agreement dated December 30, 1993 covering
             stock options issued to Irwin Lieber. (Incorporated by
             Reference to Exhibit 10.13 to the Registrant's Form SB-2
             filed with the Commission on February 7, 1994, Registration
             No. 33-75026-A).
 10.18   -   Agreement to Terminate Distribution Services dated June 24,
             1994 between the Registrant and Gates/FA Distributing, Inc.
             (Incorporated by Reference to Exhibit 99.1 to Registrant's
             Form 8-K filed with the Commission on June 6, 1994).
 10.19   -   Stock Option Agreement dated September 1, 1995 between
             Globelle Corporation, the Registrant, and Dennis Gates.
             (Incorporated by reference to Exhibit 10.19 to the
             Registrant's Form 10-KSB for the fiscal year ended June 30,
             1996).
 10.20   -   Letter agreement dated September 1, 1995 between the
             Registrant and Transition Marketing, Inc. (Incorporated by
             reference to Exhibit 10.20 to the Registrant's Form 10-KSB for the fiscal year ended June 30, 1996).
 10.21   -   Software License Agreement dated April 18, 1995 between the
             Registrant and Technology Marketing Group, Inc. d/b/a
             Globelle, including letter agreement dated November 22, 1995 between the parties with respect to stock options.
             (Incorporated by reference to Exhibit 10.21 to the
             Registrant's registration statement on Form S-3 filed with the Commission on December 29, 1995, Registration No. 33-
             81043).
 10.22   -   Schedule of Material Details of Unit Purchase Option
             Agreements dated March 18, 1994, between the Registrant and each of David M. Nussbaum, Robert Gladstone, Roger
             Gladstone, and Richard Buonocoure, including form of letter agreement dated February 7, 1997 between the parties (Form of Unit Purchase Option Agreement incorporated by reference to Exhibit 4.3 to the Registrant's Form SB-2 filed with the
             Commission on March 2, 1994, Registration No. 33-75026-A).
 10.23*  -   Stock Warrant dated November 29, 1995 from the Registrant to
             Eli Oxenhorn.
 10.24*  -   Stock Warrant dated November 29, 1995 from the Registrant to
             Barry Rubenstein.
 10.25** -   Agreement for Wholesale Financing (Security Agreement) dated
             April 8, 1996 between the Registrant and IBM Credit
             Corporation, including letter agreement dated April 17, 1996 between the parties.
 10.26*  -   Intercreditor Agreement dated April 8, 1996 among the
             Registrant, IBM Credit Corporation, and Branch Banking and
             Trust Company.


 EXHIBIT
 NUMBER      DESCRIPTION
 -------     -----------
 10.27*  -   Loan and Security Agreement dated November 25, 1996 between the Registrant and Branch Banking and Trust Company.
 10.28*  -   Employment Agreement dated as of January 1, 1997 between the
             Registrant and Steven H. Owings.
 10.29*  -   Employment Agreement dated as of January 1, 1997 between the
             Registrant and Michael L. Baur.
 10.30*  -   Employment Agreement dated as of January 1, 1997 between the
             Registrant and Jeffery A. Bryson.
 10.31*  -   Stock Option Agreement dated July 18, 1996 covering stock
             options granted to Steven R. Fischer.
 10.32*  -   Stock Option Agreement dated July 18, 1996 covering stock
             options granted to James G. Foody.
 10.33*  -   Stock Option Agreement dated December 3, 1996 covering stock options granted to Steven H. Owings.
 10.34*  -   Stock Option Agreement dated December 3, 1996 covering stock options granted to Michael L. Baur.
 10.35** -   Distribution Agreement dated October 1, 1994 between the
             Registrant and Symbol Technologies, Inc.
 10.36** -   Distribution Agreement dated January 1, 1996 between the
             Registrant and IBM Corporation.
 10.37*  -   Stock Option Agreement dated January 17, 1997 covering
             options granted to Steven H. Owings.
 10.38*  -   Stock Option Agreement dated January 17, 1997 covering
             options granted to Michael L. Baur.
 10.39*  -   Stock Option Agreement dated January 17, 1997 covering
             options granted to Jeffrey A. Bryson.
 11*     -   Statement Re: Computation of Per Share Earnings.
 23.1    -   Consent of KPMG Peat Marwick LLP.
 23.2*   -   Consent of Nexsen Pruet Jacobs & Pollard, LLP (included in their opinion filed as Exhibit 5).
 27*     -   Financial Data Schedule.

--------

*  Previously filed.

** Previously filed. Confidential Treatment pursuant to 17 CFR (S)(S) 200.80,
200.83 and 230.406 and 5 USC (S) 502 has been requested regarding certain portions of the indicated Exhibit, which portions have been filed separately with the Commission.